Exhibit 2.1

AGREEMENT OF MERGER

among:

RIVERBED TECHNOLOGY, INC.,

a Delaware corporation;

MAPLE ACQUISITION SUB, INC.,

a Delaware corporation;

MAZU NETWORKS, INC.,

a Delaware corporation;

and

DONALD A. SULLIVAN,

as the Stockholders’ Agent

Dated as of January 20, 2009

AGREEMENT OF MERGER

THIS AGREEMENT OF MERGER (the “Agreement”) is made and entered into as of January 20, 2009, by and among: RIVERBED TECHNOLOGY, INC., a Delaware corporation (“Parent”); MAPLE ACQUISITION SUB, INC., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”); MAZU NETWORKS, INC., a Delaware corporation (the “Company”); and DONALD A. SULLIVAN, as the Stockholders’ Agent (as defined in Section 10.1). Certain other capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A. Parent, Merger Sub and the Company intend to effect a merger of Merger Sub into the Company (the “Merger”) in accordance with this Agreement and the Delaware General Corporation Law (the “DGCL”). Upon consummation of the Merger, Merger Sub will cease to exist, and the Company will become a wholly-owned subsidiary of Parent.

B. The respective boards of directors of Parent, Merger Sub and the Company have approved this Agreement and the Merger.

AGREEMENT

The parties to this Agreement agree as follows:

1.	DESCRIPTION OF TRANSACTION

1.1 Merger of Merger Sub into the Company. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined in Section 1.3), Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”).

1.2 Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL.

1.3 Closing; Effective Time. The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Cooley Godward Kronish LLP, 3175 Hanover Street, Palo Alto, California 94304 at 10:00 a.m. on a date to be designated by Parent, which shall be no later than the fifth business day after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Sections 6 and 7 (other than those conditions set forth in Sections 6.7(d), 6.7(e), 6.7(f), 6.7(j) and 7.4(b), but subject to the satisfaction or waiver of such conditions) or at such time and date as the parties may designate. The date on which the Closing actually takes place is referred to in this Agreement as the “Closing Date.” Contemporaneously with or as promptly as practicable after the Closing, a properly executed certificate of merger (the “Certificate of Merger”) conforming to the requirements of the DGCL shall be filed with the Secretary of State of the State of Delaware. The Merger shall become effective as of the time that the Certificate of Merger is filed and accepted by the Secretary of State of the State of Delaware (the “Effective Time”).

1.

1.4 Certificate of Incorporation and Bylaws; Directors and Officers. Unless otherwise determined by Parent prior to the Effective Time:

(a) the certificate of incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time in a form acceptable to Parent;

(b) the bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the bylaws of Merger Sub as in effect immediately prior to the Effective Time; and

(c) the directors and officers of the Surviving Corporation immediately after the Effective Time shall be those Persons designated by Parent in its sole discretion.

1.5 Conversion of Shares.

(a) Conversion. Subject to Sections 1.8 and 1.9, at the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any stockholder of the Company, each share of Company Capital Stock outstanding immediately prior to the Effective Time shall be converted into the right to receive from Parent, following the surrender of the certificate representing such share of Company Capital Stock in accordance with Section 1.9, the following consideration:

(i) each share of Company Capital Stock owned by Parent, Merger Sub, the Company or any direct or indirect wholly-owned subsidiary of Parent, Merger Sub or the Company immediately prior to the Effective Time, if any, shall, by virtue of the Merger, be canceled without payment of any consideration with respect thereto;

(ii) each share of Series A Preferred Stock outstanding immediately prior to the Effective Time shall be converted into the right to receive: (A) an amount in cash equal to: (1) the Series A Per Share Amount (as defined in Section 1.5(b)); minus (2) the Escrow Contribution Amount (as defined in Section 1.5(b)) per share of Series A Preferred Stock; minus (3) the Series A Per Share Shortfall Amount (as defined in Section 1.5(b)); minus (4) the Stockholders’ Agent Escrow Contribution Amount (as defined in Section 1.5(b)) per share of Series A Preferred Stock; plus (B) any cash disbursements required to be made from the Escrow Fund with respect to such share to the former holder thereof in accordance with the terms of the Escrow Agreement, as and when such disbursements are required to be made; plus (C) any cash disbursements required to be made from the Stockholders’ Agent Escrow Fund with respect to such share to the former holder thereof in accordance with the terms of the Stockholders’ Agent Escrow Agreement, as and when such disbursements are required to be made; plus (D) the right to receive payments, if any, pursuant to Section 1.7;

(iii) each share of Series B Preferred Stock outstanding immediately prior to the Effective Time shall be converted into the right to receive: (A) an amount in cash equal to: (1) the Series B Per Share Amount (as defined in Section 1.5(b)); minus (2) the Escrow Contribution Amount per share of Series B Preferred Stock; minus (3) the Series B Per Share Shortfall Amount (as defined in Section 1.5(b)); minus (4) the Stockholders’ Agent Escrow Contribution Amount per share of Series B Preferred Stock; plus (B) any cash disbursements required to be made from the Escrow Fund with respect to such share to the former holder thereof in accordance with the terms of the Escrow Agreement, as and when such disbursements are required to be made; plus (C) any cash disbursements required to be made from the Stockholders’ Agent Escrow Fund with respect to such share to the former holder thereof in accordance with the terms of the Stockholders’ Agent Escrow Agreement, as and when such disbursements are required to be made; plus (D) the right to receive payments, if any, pursuant to Section 1.7;

2.

(iv) each share of Series C Preferred Stock outstanding immediately prior to the Effective Time shall be converted into the right to receive: (A) an amount in cash equal to: (1) the Series C Per Share Amount (as defined in Section 1.5(b)); minus (2) the Escrow Contribution Amount per share of Series C Preferred Stock; minus (3) the Series C Per Share Shortfall Amount (as defined in Section 1.5(b)); minus (4) the Stockholders’ Agent Escrow Contribution Amount per share of Series C Preferred Stock; plus (B) any cash disbursements required to be made from the Escrow Fund with respect to such share to the former holder thereof in accordance with the terms of the Escrow Agreement, as and when such disbursements are required to be made; plus (C) any cash disbursements required to be made from the Stockholders’ Agent Escrow Fund with respect to such share to the former holder thereof in accordance with the terms of the Stockholders’ Agent Escrow Agreement, as and when such disbursements are required to be made; plus (D) the right to receive payments, if any, pursuant to Section 1.7;

(v) each share of Series D Preferred Stock outstanding immediately prior to the Effective Time shall be converted into the right to receive: (A) an amount in cash equal to: (1) the Series D Per Share Amount (as defined in Section 1.5(b)); minus (2) the Escrow Contribution Amount per share of Series D Preferred Stock; minus (3) the Series D Per Share Shortfall Amount (as defined in Section 1.5(b)); minus (4) the Stockholders’ Agent Escrow Contribution Amount per share of Series D Preferred Stock; plus (B) any cash disbursements required to be made from the Escrow Fund with respect to such share to the former holder thereof in accordance with the terms of the Escrow Agreement, as and when such disbursements are required to be made; plus (C) any cash disbursements required to be made from the Stockholders’ Agent Escrow Fund with respect to such share to the former holder thereof in accordance with the terms of the Stockholders’ Agent Escrow Agreement, as and when such disbursements are required to be made; plus (D) the right to receive payments, if any, pursuant to Section 1.7;

(vi) each share of Company Common Stock issued and outstanding immediately prior to the Effective Time will be cancelled and extinguished and no payment or distribution shall be made with respect thereto; and

(vii) each share of the common stock, par value $0.001 per share, of Merger Sub outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Surviving Corporation.

(viii) The amount of cash, if any, that each stockholder of the Company is entitled to receive for the shares of Company Capital Stock held by such stockholder shall be rounded to the nearest cent (with $0.005 being rounded upward) and computed after aggregating the cash amounts payable for all shares of each class and series of Company Capital Stock held by such stockholder.

(b) Definitions. For purposes of this Agreement:

(i) The “Aggregate Transaction Value” shall be: (A) $25,000,000; minus (B) the Balance Sheet Shortfall Amount, if any.

(ii) The “Balance Sheet Shortfall Amount” shall be the amount, if any, by which the amount calculated pursuant to the following formula is less than zero: (A) the unrestricted cash, accounts receivable (including accounts receivable recorded in connection with customer invoices generated upon shipment of product pursuant to valid enforceable Contracts with customers) (after taking into account an allowance for doubtful accounts determined in accordance with GAAP) and inventory (not including excess and obsolete inventory determined in accordance with GAAP and not including

3.

deferred inventory costs associated with deferred revenue) of the Company as of the Closing, all determined in a manner satisfactory to Parent acting in good faith; minus (B) the current and long-term liabilities of the Company as of the Closing (including, for the avoidance of doubt, any Company Transaction Expenses not paid prior to the Closing, any indebtedness of the Company and any deferred interest, forbearance payments, penalties or similar amounts due with respect to such indebtedness, and excluding deferred revenue and non-cash liabilities associated with warrants exercisable for Company Preferred Stock) and the amount of any change of control or severance obligations to: (1) Larry Christofori pursuant to any Company Contract (or any Contract with Parent that is entered into in replacement of such Company Contract, it being understood, however, that for purposes of calculating the “Balance Sheet Shortfall Amount,” the change of control or severance obligation under any such replacement Contract shall not exceed the change of control or severance obligation of the Company under the Company Contract with Mr. Christofori identified on Schedule 4.6); and (2) any other executives of the Company pursuant to any Company Contracts that are not otherwise terminated prior to or as of the Closing, all determined in a manner satisfactory to Parent acting in good faith (it being understood that if, after the Closing, any accounts receivable included in the calculation of the Balance Sheet Shortfall Amount become uncollectible, then Parent shall only be entitled to recover under Section 9 with respect to such accounts receivable to the extent that the uncollectible portion thereof in the aggregate exceeds the allowance for doubtful accounts used in calculating the Balance Sheet Shortfall Amount). For the purposes of determining the current and long-term liabilities of the Company associated with Taxes, the following conventions shall be applied: (x) Tax liabilities for periods ended on or before the Closing Date shall be determined based on applicable Legal Requirements and, to the extent consistent with applicable Legal Requirements, in accordance with the past custom and practice of the Company in preparing its Tax Returns; (y) Taxes based on income, receipts or sales for a Straddle Period shall be determined based on a closing of the books method (i.e., a hypothetical calculation that assumes the applicable period ended on the Closing Date but otherwise in accordance with applicable Legal Requirements and, to the extent consistent with applicable Legal Requirements, in accordance with the past custom and practice of the Company in preparing its Tax Returns); and (z) all other Taxes for a Straddle Period shall be reasonably estimated on the Closing Date for the entire relevant period with the Tax liability as of the Closing Date being equal to the estimated Tax for the entire period multiplied by a fraction, the numerator of which is the number of days in the Straddle Period occurring on or before the Closing Date and the denominator being the total number of days in the Straddle Period. “Straddle Period” means any Tax Period beginning before the Closing Date and ending after the Closing Date.

(iii) The “Escrow Amount” shall mean 15% of the Aggregate Transaction Value.

(iv) The “Escrow Contribution Amount” shall mean, with respect to each share of Company Capital Stock outstanding immediately prior to the Effective Time and held by Non-Dissenting Stockholders, an amount determined by multiplying: (A) the Escrow Amount; by (B) the fraction having a numerator equal to the Merger Consideration payable pursuant to Section 1.5(a) in respect to such share of Company Capital Stock outstanding immediately prior to the Effective Time (including any amount contributed to the Escrow Fund or Stockholders’ Agent Escrow Fund with respect thereto, but excluding any amounts that may become payable pursuant to Section 1.7), and having a denominator equal to the aggregate amount of Merger Consideration payable pursuant to Section 1.5(a) in respect of all shares of Company Capital Stock held by Non-Dissenting Stockholders immediately prior to the Effective Time (including any amount contributed to the Escrow Fund or Stockholders’ Agent Escrow Fund with respect thereto, but excluding any amounts that may become payable pursuant to Section 1.7).

(v) The “Series A Per Share Amount” shall be equal to $0.540960116.

4.

(vi) The “Series A Per Share Shortfall Amount” shall be determined by dividing: (A) the Balance Sheet Shortfall Amount, if any, multiplied by the Series A Percentage; by (B) the number of shares of Series A Preferred Stock outstanding immediately prior to the Closing (including, for the avoidance of doubt, any shares of Series A Preferred Stock issued or issuable upon the exercise of any Company Warrants that are not being canceled in connection with the transactions contemplated by this Agreement) held by Non-Dissenting Stockholders.

(vii) The “Series A Percentage” means 16.742715602%.

(viii) The “Series B Per Share Amount” shall be equal to $0.568008122.

(ix) The “Series B Per Share Shortfall Amount” shall be determined by dividing: (A) the Balance Sheet Shortfall Amount, if any, multiplied by the Series B Percentage; by (B) the number of shares of Series B Preferred Stock outstanding immediately prior to the Closing (including, for the avoidance of doubt, any shares of Series B Preferred Stock issued or issuable upon the exercise of any Company Warrants that are not being canceled in connection with the transactions contemplated by this Agreement) held by Non-Dissenting Stockholders.

(x) The “Series B Percentage” means 33.299028573%.

(xi) The “Series C Per Share Amount” shall be equal to $0.119714474.

(xii) The “Series C Per Share Shortfall Amount” shall be determined by dividing: (A) the Balance Sheet Shortfall Amount, if any, multiplied by the Series C Percentage; by (B) the number of shares of Series C Preferred Stock outstanding immediately prior to the Closing (including, for the avoidance of doubt, any shares of Series C Preferred Stock issued or issuable upon the exercise of any Company Warrants that are not being canceled in connection with the transactions contemplated by this Agreement) held by Non-Dissenting Stockholders.

(xiii) The “Series C Percentage” means 24.346825751%.

(xiv) The “Series D Per Share Amount” shall be equal to $0.119714474.

(xv) The “Series D Per Share Shortfall Amount” shall be determined by dividing: (A) the Balance Sheet Shortfall Amount, if any, multiplied by the Series D Percentage; by (B) the number of shares of Series D Preferred Stock outstanding immediately prior to the Closing (including, for the avoidance of doubt, any shares of Series D Preferred Stock issued or issuable upon the exercise of any Company Warrants that are not being canceled in connection with the transactions contemplated by this Agreement) held by Non-Dissenting Stockholders.

(xvi) The “Series D Percentage” means 25.611430073%.

(xvii) The “Stockholders’ Agent Escrow Amount” shall mean $250,000.

(xviii) The “Stockholders’ Agent Escrow Contribution Amount” shall mean, with respect to each share of Company Capital Stock outstanding immediately prior to the Effective Time and held by Non-Dissenting Stockholders, an amount determined by multiplying: (A) the Stockholders’ Agent Escrow Amount; by (B) the fraction having a numerator equal to the Merger Consideration payable pursuant to Section 1.5(a) in respect to such share of Company Capital Stock outstanding immediately prior to the Effective Time (including any amount contributed to the Escrow Fund or

5.

Stockholders’ Agent Escrow Fund with respect thereto, but excluding any amounts that may become payable pursuant to Section 1.7), and having a denominator equal to the aggregate amount of Merger Consideration payable pursuant to Section 1.5(a) in respect of all shares of Company Capital Stock held by Non-Dissenting Stockholders immediately prior to the Effective Time (including any amount contributed to the Escrow Fund or Stockholders’ Agent Escrow Fund with respect thereto, but excluding any amounts that may become payable pursuant to Section 1.7).

(c) Escrow Contributions. At the Effective Time, Parent shall cause to be delivered to the Escrow Agent in cash with respect to each share of Company Capital Stock held by the Non-Dissenting Stockholders immediately prior to the Effective Time: (i) an amount equal to the Escrow Contribution Amount applicable to such share of Company Capital Stock as a contribution to the Escrow Fund; and (ii) an amount equal to the Stockholders’ Agent Escrow Contribution Amount applicable to such share of Company Capital Stock as a contribution to the Stockholders’ Agent Escrow Fund. Each of the Escrow Fund and the Stockholders’ Agent Escrow Fund: (A) shall be held by the Escrow Agent in accordance with the terms of this Agreement and the terms of the Escrow Agreement or the Stockholders’ Agent Escrow Agreement, as applicable; (B) shall be held as a trust fund and shall not be subject to any lien, attachment, trustee process or other judicial process of any creditor of any Person; and (C) shall be held and disbursed solely for the purposes and in accordance with the terms of this Agreement and the Escrow Agreement or the Stockholders’ Agent Escrow Agreement, as applicable.

(d) Adjustments. In the event that the Company, at any time or from time to time between the date of this Agreement and the Effective Time, declares or pays any dividend on Company Capital Stock payable in Company Capital Stock or in any right to acquire Company Capital Stock, or effects a subdivision of the outstanding shares of Company Capital Stock into a greater number of shares of Company Capital Stock, or in the event the outstanding shares of Company Capital Stock shall be combined or consolidated, by reclassification or otherwise, into a lesser number of shares of Company Capital Stock, then the amounts payable in respect of shares of Company Capital Stock pursuant to Section 1.5(a) shall be appropriately adjusted.

1.6 Treatment of Stock Options. Parent shall not assume any Company Options in connection with the transactions contemplated by this Agreement. At the Effective Time, each Company Option, whether vested or unvested, shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and extinguished without any conversion thereof, and no payment or distribution shall be made with respect thereto.

1.7 Post-Closing Payments.

(a) For purposes of Section 1.7, the following terms shall have the following meanings:

(i) “Eligible Stockholder” shall mean a holder of shares of Company Preferred Stock immediately prior to the Effective Time that does not perfect its dissenters’ rights;

(ii) “One Year Bookings” shall mean: (A) the bookings (net of applicable discounts and as the term “bookings” is commonly understood and only to the extent that a purchase order and related executed customer contract exists in respect thereof) derived by Parent or the Company solely from: (1) the sale of any of the Company’s products identified on Schedule 1.7(a)(ii) (collectively, the “Specified Company Products”) during the One-Year Period; and (2) the sale of initial or renewal maintenance contracts during the One-Year Period to the extent related to the sale of Specified Company Products (it being understood that with respect to multi-year maintenance arrangements, the bookings

6.

that shall be included in “One Year Bookings” shall be calculated by: (x) determining the aggregate maintenance bookings for the entire term of the applicable maintenance arrangement; (y) allocating the bookings determined pursuant to clause “x” of this sentence over the term of the maintenance arrangement on a pro-rata basis; and (z) including in “One Year Bookings” the amount allocated under clause “(y)” of this sentence for a one year period); less (B) the sum of: (1) actual sales returns with respect to the bookings referred to in clause “(A)” of this sentence for the period beginning on the first day of the One-Year Period and ending at 5:00 p.m. Pacific time on the 90th day following the last day of the One-Year Period (the “Specified Period”); (2) actual write-offs of accounts receivable with respect to the bookings referred to in clause “(A)” of this sentence for the Specified Period; (3) any accounts receivable with respect to the bookings referred to in clause “(A)” of this sentence that are more than 90 days past due as of the end of the Specified Period; and (4) any bookings with respect to which product revenue is not recognizable (whether during or after the One-Year Period) in accordance with GAAP;

(iii) “One-Year Period” shall mean the period commencing at 9:00 a.m. Pacific time on April 1, 2009 and ending at 5:00 p.m. Pacific time on March 31, 2010;

(iv) “Percentage Interest” shall mean, with respect to any particular Eligible Stockholder, the percent set forth next to such Eligible Stockholder’s name on Schedule 1.7(a)(iv); and

(v) “Post-Closing Payment” shall mean any payment that Parent is required to make pursuant to Section 1.7.

(b) Subject to any right of setoff that Parent may be entitled to exercise (pursuant to Section 9.6 or otherwise), and subject to the other provisions of Section 1.7:

(i) if the One Year Bookings are equal to or greater than the amount set forth in clause “(i)(1)” of Schedule 1.7(b), then Parent shall pay to each Eligible Stockholder, on a date selected by Parent within 120 days following the end of the One-Year Period, cash equal to such Eligible Stockholder’s Percentage Interest in the amount set forth in clause “(i)(2)” of Schedule 1.7(b);

(ii) if the One Year Bookings are at least equal to the amount set forth in clause “(ii)(1)” of Schedule 1.7(b), then Parent shall pay to each Eligible Stockholder, on a date selected by Parent within 120 days following the end of the One-Year Period, cash equal to: (A) the amount due under clause “(i)” of this Section 1.7(b); and (B) such Eligible Stockholder’s Percentage Interest in the amount set forth in clause “(ii)(2)” of Schedule 1.7(b); and

(iii) if the One Year Bookings are greater than the amount set forth in clause “(iii)(1)” of Schedule 1.7(b), then Parent shall pay to each Eligible Stockholder, on a date selected by Parent within 120 days following the end of the One-Year Period, cash equal to: (A) the amount due under clause “(i)” of this Section 1.7(b); (B) the amount due under clause “(ii)” of this Section 1.7(b); and (C) such Eligible Stockholder’s Percentage Interest in the amount determined by multiplying: (1) the amount set forth in clause “(iii)(2)” of Schedule 1.7(b); by (2) the quotient of: (x) the amount by which the One Year Bookings exceed the amount set forth in clause “(iii)(1)” of Schedule 1.7(b); and (y) the amount set forth in clause “(iii)(3)” of Schedule 1.7(b).

Notwithstanding anything to the contrary contained in this Agreement: (A) in no event shall the aggregate amounts payable by Parent to the Eligible Stockholders pursuant to this Section 1.7 exceed the amount set forth in clause “(iii)(4)” of Schedule 1.7(b); and (B) if the Stockholders’ Agent delivers an Initial Objection Notice or a Final Objection Notice to Parent in accordance with Section 1.7(e), then Parent shall make any payments required under this Section 1.7(b) to the Eligible Stockholders within 30 days after the dispute identified in such Initial Objection Notice or a Final Objection Notice, as the case may be, is resolved.

7.

(c) Notwithstanding anything to the contrary contained in this Section 1.7 or elsewhere in this Agreement (and without limiting any other rights or remedies available to Parent), Parent shall, subsequent to the rendering of a final determination pursuant to Section 1.7(e) below, be entitled, in its sole discretion, to deduct from either the Escrow Fund or any Post-Closing Payment cash equal to the Eligible Stockholders’ portion of the Post-Closing Payment Fees and Expenses (as defined below).

(d) Promptly following the end of each fiscal quarter during the One-Year Period, but in no event more than 30 days thereafter, Parent shall in good faith: (i) prepare or cause to be prepared a non-binding estimate of the amount of the One Year Bookings as of the end of such fiscal quarter (the “Quarterly Statement”); and (ii) for informational purposes only, deliver or cause to be delivered such Quarterly Statement to the Stockholders’ Agent for and on behalf of the Eligible Stockholders.

(e) On or before the 60th day following the end of the One-Year Period, Parent shall: (i) prepare or cause to be prepared a statement (the “Bookings Statement”) setting forth the One Year Bookings, together with the dollar amounts of any Post-Closing Payment that Parent believes is due in accordance with Section 1.7; and (ii) deliver or cause to be delivered such Bookings Statement to the Stockholders’ Agent for and on behalf of the Eligible Stockholders.

(f) In the event that the Stockholders’ Agent objects to Parent’s calculation of the Bookings Statement or the dollar amount of any Post-Closing Payment set forth in any Bookings Statement or requires further information in order to perform such calculations or determine such amounts, then within 20 days after the delivery to the Stockholders’ Agent of such Bookings Statement (the “Initial Response Period”), the Stockholders’ Agent shall deliver to Parent a written notice (an “Initial Objection Notice”): (i) describing in reasonable detail the Stockholders’ Agent’s objections to Parent’s calculation of the amounts set forth in such statement and containing a statement setting forth the One Year Bookings or the amount of any such Post-Closing Payment determined by the Stockholders’ Agent to be correct; or (ii) requesting additional information from Parent that the Stockholders’ Agent deems reasonably necessary in order to perform such calculations or determine such amounts (which information, to the extent reasonably necessary in order to perform such calculations, shall be provided by Parent within 15 days after Parent’s receipt of such request). If the Stockholders’ Agent does not deliver an Initial Objection Notice to Parent during the Initial Response Period, then Parent’s calculation of the amounts set forth in the Bookings Statement shall be binding and conclusive on Parent, the Eligible Stockholders and the Stockholders’ Agent. If the Stockholders’ Agent delivers an Initial Objection Notice to Parent accompanied by a request for additional information from Parent as described above during the Initial Response Period, then the Stockholders’ Agent shall have an additional 20 days after receiving from Parent either: (x) all of the information requested by the Stockholders’ Agent; or (y) written notice from Parent that no further requested information is to be provided (such 20 day period, the “Final Response Period”) to deliver to Parent a written notice (a “Final Objection Notice”) describing in reasonable detail the Stockholders’ Agent’s objections to Parent’s calculations of the amounts set forth in such Bookings Statement accompanied by a statement setting forth the One Year Bookings or the dollar amount of any such Post-Closing Payment determined by the Stockholders’ Agent to be correct. If the Stockholders’ Agent has requested additional information in an Initial Objection Notice delivered during the Initial Response Period and does not deliver a Final Objection Notice to Parent during the Final Response Period, then Parent’s calculation of the amounts set forth in the Bookings Statement shall be binding and conclusive on Parent, the Eligible Stockholders and the

8.

Stockholders’ Agent. If the Stockholders’ Agent delivers an Initial Objection Notice or Final Objection Notice, as the case may be, accompanied by a statement setting forth the One Year Bookings or the amount of any such Post-Closing Payment determined by the Stockholders’ Agent to be correct to Parent during either the Initial Response Period or the Final Response Period in accordance with this Section 1.7(f), and if the Stockholders’ Agent and Parent are unable to agree upon the calculation of the amounts set forth in the Bookings Statement within 30 days after such Initial Objection Notice or Final Objection Notice, as the case may be, is delivered to Parent, the dispute shall be finally settled by a “Big Four” accounting firm selected by Parent and reasonably acceptable to the Stockholders’ Agent (other than Parent’s auditing firm at the time). The determination by the independent accounting firm of the disputed amounts and the Post-Closing Payments, if any, shall be conclusive and binding on Parent, the Eligible Stockholders and the Stockholders’ Agent. Parent and the Stockholders’ Agent (on behalf of the Eligible Stockholders) shall each bear and pay 50% of the fees and other expenses of such independent accounting firm (the “Post-Closing Payment Fees and Expenses”).

(g) No rights or interest of any Eligible Stockholder under this Section 1.7 may be assigned, transferred or otherwise disposed of, in whole or in part, other than pursuant to the laws of descent and distribution or by will or, in the case of an Eligible Stockholder that is an entity organized for the purpose of making venture capital investments, to any entity under common investment management with such Eligible Stockholder.

(h) At reasonable times during normal business hours and upon reasonable notice provided to Parent, Parent shall permit the Stockholders’ Agent, to examine the financial books and records of the Surviving Corporation and/or Parent, only to the extent necessary for the exercise of the Stockholders’ Agent’s right to object to Parent’s calculation of the amounts set forth in the Bookings Statement. The Stockholders’ Agent agrees that he shall hold all information acquired during such examination in strict confidence and shall use such information only for purposes of making calculations under Section 1.7; provided, however, that such information may be provided to agents and independent contractors of the Stockholders’ Agent that are subject to contractual (or, with respect to counsel, professional) confidentiality obligations in favor of (and for the benefit of) Parent in respect of such information for use in furtherance of an engagement to assist the Stockholders’ Agent in making such calculations as provided for herein.

(i) While Parent currently believes that it is in its best interest that it and the Company use commercially reasonable efforts to generate One Year Bookings, it is understood and agreed that: (i) neither Parent nor the Company has any obligation to use any specified efforts to generate One Year Bookings (or to sell or license Specified Company Products or enter into or renew related maintenance contracts); and (ii) Parent (on behalf of itself and on behalf of any of its Subsidiaries, including the Surviving Corporation) may discontinue the sale or license of Specified Company Products and the entering into or renewal of related maintenance contracts at any time without penalty (it being understood, however, that Parent will act in good faith in connection with the foregoing).

1.8 Dissenting Shares.

(a) Effect on Dissenting Shares. Notwithstanding any provisions of this Agreement to the contrary, shares of Company Capital Stock held by a holder who has demanded and perfected such demand for appraisal of such holder’s shares of Company Capital Stock in accordance with Section 262 of the DGCL and as of the Closing has neither effectively withdrawn nor lost such holder’s right to such appraisal (the “Dissenting Shares”) shall not be converted into the applicable Merger Consideration, but shall be entitled to only such rights as are granted by the DGCL. Parent shall be entitled to retain any Merger Consideration not paid on account of such Dissenting Shares pending resolution of the claims of such holders.

9.

(b) Loss of Dissenting Share Status. Notwithstanding the provisions of Section 1.8(a), if any holder of shares of Company Capital Stock who demands appraisal of such holder’s shares under the DGCL shall effectively withdraw or lose (through the failure to perfect or otherwise) such holder’s right to appraisal, then as of the Closing or the occurrence of such event, whichever later occurs, such holder’s shares of Company Capital Stock shall automatically be converted into the right to receive the applicable Merger Consideration, without interest thereon, promptly following the surrender of the certificate or certificates representing such shares of Company Capital Stock.

(c) Notice of Dissenting Shares. The Company shall give Parent: (i) prompt notice of any demands for appraisal of shares of Company Capital Stock received by the Company, withdrawals of any demands, and any other instruments served pursuant to the DGCL and received by the Company; and (ii) the opportunity to direct all negotiations and proceedings with respect to any such demands for appraisal. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal of shares of Company Capital Stock or offer to settle any such demands other than by operation of law or pursuant to a final order of a court of competent jurisdiction.

1.9 Exchange of Certificates.

(a) Payment Agent. On or prior to the Closing Date, Parent shall select a reputable bank or trust company to act as payment agent in the Merger (the “Payment Agent”). At the Effective Time, Parent shall deposit with the Payment Agent cash sufficient to pay the cash consideration payable pursuant to Section 1.5 (excluding the Escrow Amount and the Stockholders’ Agent Escrow Amount). The cash amount so deposited with the Payment Agent is referred to as the “Payment Fund.” The Payment Agent will invest the funds included in the Payment Fund in the manner directed by Parent. Any interest or other income resulting from the investment of such funds shall be the property of, and will be paid to, Parent.

(b) Letter of Transmittal – Capital Stock. Promptly after the Effective Time, but in no event later than five days thereafter, Parent shall cause the Payment Agent to mail to each record holder of Company Capital Stock immediately prior to the Effective Time: (i) a letter of transmittal containing such provisions as Parent or the Payment Agent may, subject to reasonable approval of the Stockholders’ Agent, specify (including a provision confirming that delivery of Company Stock Certificates (as defined in Section 1.9(d)) shall be effected, and risk of loss and title to Company Stock Certificates shall pass, only upon delivery of such Company Stock Certificates to the Payment Agent, and a provision whereby such holder agrees to be bound by the provisions of Sections 1.9, 9 and 10.1) (a “Letter of Transmittal”); and (ii) instructions for use in effecting the exchange of Company Stock Certificates for the Merger Consideration, if any, payable with respect to such Company Capital Stock. Upon the surrender to the Payment Agent of a Company Stock Certificate (or an affidavit of lost stock certificate as described in Section 1.9(e)), together with a duly executed Letter of Transmittal and such other documents as Parent or the Payment Agent may reasonably request, the holder of such Company Stock Certificate shall be entitled to receive in exchange therefor cash in an amount equal to the Merger Consideration, if any, which such holder has the right to receive pursuant to Section 1.5, and the Company Stock Certificate so surrendered shall forthwith be canceled. From and after the Effective Time, each Company Stock Certificate which prior to the Effective Time represented shares of Company Capital Stock shall be deemed to represent only the right to receive the Merger Consideration, if any, payable with respect to such shares, and the holder of each such Company Stock Certificate shall cease to have any rights with respect to the shares of Company Capital Stock formerly represented thereby. The

10.

letter of transmittal shall include a request for each such stockholder of the Company to deliver to the Payment Agent a duly completed and signed copy of United States Internal Revenue Service Form W-9 or Internal Revenue Service Form W-8BEN (or other appropriate United States Internal Revenue Service Form W-8).

(c) Payments to Others. If payment of Merger Consideration in respect of shares of Company Capital Stock converted pursuant to Section 1.5 is to be made to a Person other than the Person in whose name a surrendered Company Stock Certificate is registered, it shall be a condition to such payment that the Company Stock Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of such payment in a name other than that of the registered holder of the Company Stock Certificate surrendered or shall have established to the satisfaction of Parent that such Tax either has been paid or is not payable.

(d) Stock Transfer Books. As of the Effective Time, the stock transfer books of the Company shall be closed and there shall not be any further registration of transfers of shares of Company Capital Stock thereafter on the records of the Company. If, after the Effective Time, certificates for shares of Company Capital Stock (“Company Stock Certificates”) are presented to the Surviving Corporation, they shall be canceled and exchanged for the Merger Consideration, if any, payable with respect to such shares as provided for in Section 1.5. No interest shall accrue or be paid on any Merger Consideration payable upon the surrender of a Company Stock Certificate which immediately before the Effective Time represented outstanding shares of Company Capital Stock.

(e) Lost Certificates. In the event any Company Stock Certificate representing shares of Company Capital Stock converted in connection with the Merger pursuant to Section 1.5 shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the payment of any Merger Consideration with respect to the shares of Company Capital Stock previously represented by such Company Stock Certificate, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an appropriate affidavit and to deliver a bond (in such amount, form and with such surety as Parent may reasonably direct) as indemnity against any claim that may be made against the Payment Agent, Parent, the Surviving Corporation or any affiliated party with respect to such Company Stock Certificate.

(f) Undistributed Payment Funds. Any portion of the Payment Fund that remains undistributed to Effective Time Holders as of the date that is 180 days after the Closing Date shall be delivered to Parent upon demand, and Effective Time Holders who have not theretofore surrendered their Company Stock Certificates in accordance with this Section 1.9 shall thereafter look only to Parent for satisfaction of their claims for the Merger Consideration payable with respect to the shares of Company Capital Stock previously represented by such Company Stock Certificates, without any interest thereon.

(g) Escheat. Notwithstanding anything in this Agreement to the contrary, neither Parent nor any other Person shall be liable to any holder of shares of Company Capital Stock or to any other Person for any amount paid to a public official pursuant to applicable abandoned property law, escheat law or similar Legal Requirement. Any amounts remaining unclaimed by holders of shares of Company Capital Stock three years after the Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Body) shall, to the extent permitted by applicable Legal Requirements, become the property of Parent free and clear of any Encumbrance.

11.

(h) Withholding. Each of the Payment Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable pursuant to this Agreement to any security holder or former security holder of the Company such amounts as Parent determines in good faith are required to be deducted or withheld therefrom or in connection therewith under the Code or any provision of state, local or foreign Tax law or under any other applicable Legal Requirement. To the extent such amounts are so deducted or withheld and subsequently paid to the appropriate taxing authority by Parent, Surviving Corporation or the Payment Agent, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

1.10 Further Action. If, at any time after the Effective Time, any further action is reasonably determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation or Parent with full right, title and possession of and to all rights and property of Merger Sub and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Merger Sub, in the name of the Company and otherwise) to take such action.

2.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants, to and for the benefit of the Indemnitees, as follows:

2.1 Due Organization; No Subsidiaries; Etc.

(a) Organization. The Company has been duly organized, and is validly existing and in good standing under the laws of the jurisdiction of its formation. The Company has full power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Company Contracts.

(b) Qualification. The Company is qualified, licensed or admitted to do business as a foreign corporation, and is in good standing (to the extent that the applicable jurisdiction recognizes the concept of good standing), under the laws of all jurisdictions where the property owned, leased or operated by it or the nature of its business requires such qualification, license or admission and where the failure to be so qualified, licensed or admitted would have a Material Adverse Effect. Part 2.1(b) of the Disclosure Schedule accurately sets forth each jurisdiction where the Company is qualified, licensed and admitted to do business.

(c) Directors and Officers. Part 2.1(c) of the Disclosure Schedule accurately sets forth: (i) the names of the members of the board of directors of the Company; (ii) the names of the members of each committee of the board of directors of the Company; and (iii) the names and titles of the officers of each of the Company.

(d) No Subsidiaries. Except for the equity interests identified in Part 2.1(d) of the Disclosure Schedule, the Company has never owned, beneficially or otherwise, any shares or other securities of, or any direct or indirect equity interest in, any Entity. The Company has not agreed nor is it obligated to make any future investment in or capital contribution to any Entity. The Company has not guaranteed nor is responsible nor liable for any obligation of any Entity in which it owns or has owned any equity interest.

12.

2.2 Charter Documents; Records. The Company has delivered to Parent accurate and complete copies of: (a) the certificate of incorporation and bylaws, including all amendments thereto, of the Company (the “Charter Documents”); and (b) the minutes and other records of the meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) of the stockholders or members, the board of directors and all committees of the board of directors of the Company since January 1, 2006, which minutes or other records contain a complete summary of all meetings of directors, stockholders and members, and all actions taken thereat or by written consent, since January 1, 2006. All actions taken and all transactions entered into by the Company requiring approval under applicable Legal Requirements, Contracts or Charter Documents have been duly approved by all necessary action of the board of directors and stockholders of the Company. There has been no violation of any of the provisions of the Charter Documents of the Company, and the Company has not taken any action that is inconsistent in any material respect with any resolution adopted by the Company’s stockholders, board of directors or any committee of the board of directors. The books of account, stock records, minute books and other records of the Company are accurate, up-to-date and complete in all material respects.

2.3 Capitalization.

(a) Outstanding Securities. The authorized capital stock of the Company consists of: (i) 326,678,465 shares of Company Common Stock, of which 20,325,088 shares are issued and outstanding as of the date of this Agreement; and (ii) 224,614,638 shares of Company Preferred Stock, of which: (A) 6,837,500 shares are designated as “Series A Convertible Preferred Stock,” 6,777,500 shares of which are issued and outstanding as of the date of this Agreement; (B) 960,000 shares are designated as “Series A-1 Convertible Preferred Stock,” 960,000 shares of which are issued and outstanding as of the date of this Agreement; (C) 13,862,191 shares are designated as “Series B Convertible Preferred Stock,” 13,787,923 of which are issued and outstanding as of the date of this Agreement; (D) 868,130 shares are designated as “Series B-1 Convertible Preferred Stock,” 868,130 of which are issued and outstanding as of the date of this Agreement; (E) 68,681,027 shares are designated as “Series C Convertible Preferred Stock,” 50,843,530 of which are issued and outstanding as of the date of this Agreement; (F) 68,681,027 shares are designated as “Series C-1 Convertible Preferred Stock,” none of which are issued and outstanding as of the date of this Agreement; and (G) 64,724,763 shares are designated as “Series D Convertible Preferred Stock,” 53,484,406 of which are issued and outstanding as of the date of this Agreement. There are no shares of capital stock held in the Company’s treasury. The Company has never declared or paid any dividends on any shares of Company Capital Stock. Part 2.3(a) of the Disclosure Schedule sets forth the names of the Company’s stockholders, the addresses of the Company’s stockholders and the class, series and number of shares of Company Capital Stock owned of record by each of such stockholders. All of the outstanding shares of Company Capital Stock have been duly authorized and validly issued, and are fully paid and nonassessable, and, except as set forth in Part 2.3(a) of the Disclosure Schedule, none of such shares is subject to any repurchase option, forfeiture provision or restriction on transfer (other than restrictions on transfer imposed by virtue of applicable federal and state securities laws). Each share of Company Preferred Stock is convertible into the number of shares of Company Common Stock set forth in Part 2.3(a) of the Disclosure Schedule.

(b) Stock Options. The Company has reserved 42,794,807 shares of Company Common Stock for issuance under the Company Option Plan, of which options with respect to 30,822,135 shares are outstanding as of the date of this Agreement. Part 2.3(b) of the Disclosure Schedule accurately sets forth, with respect to each Company Option that is outstanding as of the date of this Agreement: (i) the name of the holder of such Company Option; (ii) the total number of shares of Company Common Stock that are subject to such Company Option and the number of shares of Company Common Stock with respect to which such Company Option is immediately exercisable; (iii)

13.

the date on which such Company Option was granted and the term of such Company Option; (iv) the vesting schedule for such Company Option and whether the vesting of such Company Option shall be subject to any acceleration in connection with the Merger or any of the other transactions contemplated by this Agreement; (v) the exercise price per share of Company Common Stock purchasable under such Company Option; and (vi) whether such Company Option is an “incentive stock option” as defined in Section 422 of the Code or subject to Section 409A of the Code. Each grant of a Company Option was duly authorized no later than the date on which the grant of such Company Option was by its terms to be effective (the “Grant Date”) by all necessary corporate action, including, as applicable, approval by the board of directors of the Company (or a duly constituted and authorized committee thereof) and any required stockholder approval by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto, each such grant was made in accordance with the terms of the applicable compensation plan or arrangement of the Company and all other applicable Legal Requirements, the per share exercise price of each Company Option was equal to the fair market value of a share of Company Common Stock on the applicable Grant Date as determined in accordance with the Company Option Plan and each such grant was properly accounted for in accordance with GAAP in the financial statements (including the related notes) of the Company. All options with respect to shares of Company Common Stock that were ever issued by the Company ceased to vest on the date on which the holder thereof ceased to be an employee of or a consultant to the Company. The exercise of the Company Options and the payment of cash in respect thereof complied and will comply with the terms of the Company Option Plan, all Contracts applicable to such Company Options and all Legal Requirements and, as of the Closing, no former holder of a Company Option will have any rights with respect to such Company Option.

(c) Warrants. Part 2.3(c) of the Disclosure Schedule accurately sets forth, with respect to each Company Warrant that is outstanding as of the date of this Agreement: (i) the name of the holder of such Company Warrant; (ii) the class, series and total number of shares of Company Capital Stock that are subject to such Company Warrant and the class, series and number of shares of Company Capital Stock with respect to which such Company Warrant is immediately exercisable; (iii) the date on which such Company Warrant was issued and the term of such Company Warrant; (iv) the vesting schedule for such Company Warrant; and (v) the exercise price per share of Company Capital Stock purchasable under such Company Warrant. The Company has delivered to Parent accurate and complete copies of each Contract pursuant to which any Company Warrant is outstanding. As of the Closing, no former holder of a Company Warrant will have any rights with respect to such Company Warrant other than the right to receive cash in respect thereof as contemplated by this Agreement.

(d) No Other Securities. Except for the Company Options and as set forth in Part 2.3(b) or 2.3(c) of the Disclosure Schedule, there is no: (i) outstanding subscription, option, call, convertible note, warrant or right (whether or not currently exercisable) to acquire any shares of Company Capital Stock or other securities of the Company; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of Company Capital Stock (or cash based on the value of such shares) or other securities of the Company; (iii) Contract under which the Company is or may become obligated to sell or otherwise issue any shares of Company Capital Stock or any other securities, including any promise or commitment to grant Company Options or other securities of the Company to an employee of or other service provider to the Company; or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of Company Capital Stock or other securities of the Company. As of the Effective Time, there will be no outstanding options, warrants or other rights to purchase shares of Company Capital Stock.

14.

(e) Legal Issuance. All outstanding shares of Company Capital Stock, all outstanding Company Options and Company Warrants and all other securities that have ever been issued or granted by the Company have been issued and granted in compliance in all material respects with: (i) all applicable Legal Requirements; and (ii) all requirements set forth in all applicable Contracts. None of the outstanding shares of Company Capital Stock were issued in violation of any preemptive rights or other rights to subscribe for or purchase securities of the Company. Part 2.3(e) of the Disclosure Schedule accurately identifies each Company Contract relating to any securities of the Company that contains any information rights, registration rights, financial statement requirements or other terms that would survive the Closing unless terminated or amended prior to the Closing.

(f) Repurchased Shares. Part 2.3(f) of the Disclosure Schedule accurately sets forth with respect to any shares of capital stock repurchased or redeemed by the Company since January 1, 2006: (i) the name of the seller of such shares; (ii) the number, class and series of shares repurchased or redeemed; (iii) the date of such repurchase or redemption; and (iv) the price paid by the Company for such shares. All shares of capital stock of the Company ever repurchased or redeemed by the Company were repurchased or redeemed in material compliance with: (A) all applicable Legal Requirements; and (B) all requirements set forth in all applicable Contracts.

2.4 Financial Statements and Related Information.

(a) Delivery of Financial Statements. The Company has delivered to Parent the following financial statements and notes (collectively, the “Company Financial Statements”): the audited balance sheets of the Company as of December 31, 2006 and December 31, 2007, and the related audited statements of income, statements of stockholders’ equity and statements of cash flows for the years ended December 31, 2006 and December 31, 2007, together with the notes thereto and the unqualified report and opinion of Ernst & Young relating thereto.

(b) Fair Presentation. The Company Financial Statements present fairly the financial position of the Company as of the respective dates thereof and the results of operations and cash flows of the Company for the periods covered thereby. The Company Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered.

(c) Internal Controls. The books, records and accounts of the Company accurately and fairly reflect, in reasonable detail, the transactions in and dispositions of the assets of the Company. Except as set forth in Part 2.4(c) of the Disclosure Schedule, the systems of internal accounting controls maintained by the Company are sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Part 2.4(c) of the Disclosure Schedule lists, and the Company has delivered to Parent copies of, all written descriptions of, and all policies, manuals and other documents promulgating, such internal accounting controls.

(d) Receivables. Part 2.4(d) of the Disclosure Schedule provides an accurate and complete breakdown and aging of all accounts receivable, notes receivable and other receivables of the Company as of the date of this Agreement. Except as set forth in Part 2.4(d) of the Disclosure Schedule, all existing accounts receivable of the Company (including those accounts receivable reflected on the balance sheet included in the Company Financial Statements that have not yet been collected and those

15.

accounts receivable that have arisen since December 31, 2007 and have not yet been collected): (i) represent valid obligations of customers of the Company arising from bona fide transactions entered into in the ordinary course of business; and (ii) are current and will be collected in full, without any counterclaim or set off, when due, net of an allowance for doubtful accounts not to exceed $5,000 in the aggregate.

2.5 Liabilities.

(a) No Liabilities. The Company has no accrued, contingent or other Liabilities of any nature, either matured or unmatured (whether or not required to be reflected in financial statements in accordance with GAAP, and whether due or to become due), except for: (i) Liabilities identified as such in the “liabilities” column of the balance sheet included in the Company Financial Statements to the extent that they have not been paid or otherwise discharged; (ii) accounts payable or accrued salaries that have been incurred by the Company since the balance sheet included in the Company Financial Statements in the ordinary course of business and consistent with the Company’s past practices; (iii) Liabilities under the Company Contracts that are expressly set forth in the text of such Company Contracts; and (iv) the Liabilities identified in Part 2.5(a) of the Disclosure Schedule.

(b) Accounts Payable. Part 2.5(b) of the Disclosure Schedule provides an accurate and complete breakdown and aging of: (i) all accounts payable of the Company as of the date of this Agreement; and (ii) all notes payable of the Company and all other indebtedness of the Company for borrowed money as of the date of this Agreement.

(c) No “Off-Balance Sheet” Arrangements. The Company has never effected or otherwise been a party to any “off-balance sheet arrangements” (as defined in Item 303(a)(4)(ii) of Regulation S-K under the Securities Exchange Act of 1934, as amended). Without limiting the generality of the foregoing, the Company has never guaranteed any debt nor other obligation of any other Person.

2.6 Absence of Changes. Except as set forth in Part 2.6 of the Disclosure Schedule, since December 31, 2007:

(a) there has not been any Material Adverse Effect, and no event has occurred or circumstance has arisen that, in combination with any other events or circumstances, will or could reasonably be expected to have or result in a Material Adverse Effect;

(b) there has not been any material loss, damage or destruction to, or any material interruption in the use of, any of the Company’s material assets (whether or not covered by insurance);

(c) the Company has not declared, accrued, set aside or paid any dividend or made any other distribution in respect of any shares of its capital stock or other securities, and the Company has not repurchased, redeemed or otherwise reacquired any of its shares of capital stock or other securities, other than from former employees, directors and consultants pursuant to restricted stock purchase agreements or stock option agreements providing for the repurchase of such securities in connection with their termination of service to the Company;

(d) the Company has not sold, issued, granted or authorized the sale, issuance or grant of: (i) any capital stock or other security (except for Company Common Stock issued upon the exercise of outstanding Company Options); (ii) any option, call, warrant or right to acquire any capital stock or other security (except for Company Options); or (iii) any instrument convertible into or exchangeable for any capital stock (or cash based on the value of such capital stock) or other security;

16.

(e) the Company has not amended or waived any of its rights under, or permitted the acceleration of vesting under: (i) any provision of the Company Option Plan; (ii) any provision of any agreement evidencing any outstanding Company Option; or (iii) any restricted stock agreement;

(f) there has been no amendment to any of the Charter Documents of the Company (other than the Certificate Amendment), and the Company has not effected or been a party to any Acquisition Transaction, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(g) the Company has not made any capital expenditure which, when added to all other capital expenditures made on behalf of the Company, exceeds $50,000;

(h) the Company has not amended or prematurely terminated or waived any material right or remedy under, any Contract that is or would constitute a Material Contract (as defined in Section 2.11(a));

(i) the Company has not: (i) acquired, leased or licensed any right or other asset from any other Person: (ii) sold or otherwise disposed of, or leased or licensed, any right or other asset to any other Person; or (iii) waived or relinquished any right, except for rights or assets acquired, leased, licensed or disposed of in the ordinary course of business and consistent with past practices of the Company;

(j) the Company has not written off as uncollectible, or established any extraordinary reserve with respect to, any account receivable or other indebtedness in excess of $5,000 with respect to a single matter, or in excess of $25,000 in the aggregate;

(k) the Company has not made any pledge of any of its assets or otherwise permitted any of its assets to become subject to any Encumbrance, except for pledges made in the ordinary course of business and consistent with the Company’s past practices;

(l) the Company has not: (i) lent money to any Person (other than pursuant to routine and reasonable travel advances made to current employees of the Company in the ordinary course of business); or (ii) incurred or guaranteed any indebtedness for borrowed money;

(m) the Company has not: (i) established, adopted or amended any Company Employee Plan; (ii) made any bonus, profit-sharing or similar payment to, or increased the amount of wages, salary, commissions, fringe benefits or other compensation (including equity-based compensation, whether payable in cash or otherwise) or remuneration payable to, any of its directors, officers or employees; or (iii) other than with respect to non-officer employees and in the ordinary course of business and consistent with past practices, hired any new employee;

(n) the Company has not changed any of its methods of accounting or accounting practices in any respect (except as required by GAAP);

(o) the Company has not made or changed any Tax election, adopted or changed a material accounting method in respect of Taxes, entered into a Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or closing agreement, settled or comprised a claim, notice, audit report or assessment in respect of Taxes, or consented to an extension or waiver of the statutory limitation period applicable to a claim or assessment in respect of Taxes;

17.

(p) the Company has not commenced or settled any Legal Proceeding;

(q) the Company has not entered into any material transaction or taken any other material action outside the ordinary course of business or inconsistent with its past practices; and

(r) the Company has not agreed or legally committed to take any of the actions referred to in clauses “(c)“ through “(q)“ above.

2.7 Title to Assets.

(a) Good Title. The Company owns, and has good and valid title to, all assets purported to be owned by it, including: (i) all assets reflected on the balance sheet included in the Company Financial Statements; (ii) all assets referred to in Part 2.10(a) of the Disclosure Schedule and all of the rights of the Company under the Contracts identified in Part 2.11(a) of the Disclosure Schedule; and (iii) all other assets reflected in the books and records of the Company as being owned by the Company. All of said assets are owned by the Company free and clear of any liens or other Encumbrances, except for: (A) any lien for current Taxes not yet due and payable; and (B) minor liens that have arisen in the ordinary course of business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of the Company.

(b) Leased Assets. Part 2.7(b) of the Disclosure Schedule identifies all tangible assets that are material to the business of the Company and that are being leased to the Company for which the annual rental payment for each such asset exceeds $25,000.

2.8 Bank Accounts. Part 2.8 of the Disclosure Schedule provides the following information with respect to each account maintained by or for the benefit of the Company at any bank or other financial institution: (a) the name of the bank or other financial institution at which such account is maintained; (b) the account number; (c) the type of account; and (d) the names of all Persons who are authorized to sign checks or other documents with respect to such account.

2.9 Equipment; Real Property.

(a) Equipment. All material equipment, fixtures and other tangible assets owned by or leased to the Company are reasonably adequate for the uses to which they are being put, are in good condition and repair (ordinary wear and tear excepted) and are adequate for the conduct of the Company’s business in the manner in which the business is currently being conducted.

(b) Real Property. The Company does not own any real property or any interest in real property, except for the leasehold created under the real property leases identified in Part 2.9(b) of the Disclosure Schedule.

2.10 Intellectual Property.

(a) Registered IP. Part 2.10(a) of the Disclosure Schedule accurately identifies: (i) each item of Registered IP in which the Company has or purports to have an ownership interest of any nature (whether exclusively, jointly with another Person or otherwise); (ii) the jurisdiction in which such item of Registered IP has been registered or filed and the applicable registration or serial number; and (iii) any other Person that has an ownership interest in such item of Registered IP and the nature of such ownership interest. The Company has delivered to Parent complete and accurate copies of all applications, material correspondence with any Governmental Body and other material documents related to each such item of Registered IP.

18.

(b) Inbound Licenses. Part 2.10(b) of the Disclosure Schedule accurately identifies: (i) each Contract pursuant to which any Intellectual Property Right is or has been licensed, sold, assigned or otherwise conveyed or provided to the Company (other than: (A) agreements between the Company and its employees in the Company’s standard form(s) thereof; and (B) non-exclusive licenses to third party software that is not incorporated into, or used directly in the development, testing, distribution, maintenance or support of, the Company Software (as defined below) and that is not otherwise material to the Company’s business); and (ii) whether the licenses or rights granted to the Company in each such Contract are exclusive or non-exclusive.

(c) Outbound Licenses. Part 2.10(c) of the Disclosure Schedule accurately identifies each Contract pursuant to which any Person has been granted any license under, or otherwise has received or acquired any right (whether or not currently exercisable and including a right to receive a license) or interest in, any Company IP, other than object code licenses entered into in the ordinary course of business consistent with past practices as part of any sale of products by the Company or nondisclosure agreements entered into in the ordinary course of business consistent with past practices by the Company. The Company is not bound by, nor subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of the Company to use, exploit, assert or enforce any Company IP owned by or exclusively licensed to the Company anywhere in the world.

(d) Royalty Obligations. Part 2.10(d) of the Disclosure Schedule contains a complete and accurate list of Contracts containing provisions related to royalties, fees, commissions and other amounts payable by the Company to any other Person (other than sales commissions paid to employees according to the Company’s standard commissions plan) upon or for the use of any Company IP.

(e) Standard Form IP Agreements. The Company has delivered to Parent a complete and accurate copy of each standard form of Company IP Contract used by the Company, including each standard form of the following, as applicable: (i) end user license agreement; (ii) development agreement; (iii) employee agreement containing any assignment or license of Intellectual Property or Intellectual Property Rights or any confidentiality provision; (iv) consulting or independent contractor agreement containing any assignment or license of Intellectual Property or Intellectual Property Rights or any confidentiality provision; or (v) confidentiality or nondisclosure agreement. Part 2.10(e) of the Disclosure Schedule accurately identifies each Company IP Contract that deviates in any material respect from the corresponding standard form agreement (other than confidentiality or nondisclosure agreements) delivered to Parent, including any agreement with an employee, consultant or independent contractor in which the employee, consultant or independent contractor expressly reserved or retained any Intellectual Property Rights related to the Company’s business, research or development. Except as set forth in Part 2.10(e) of the Disclosure Schedule, every product that has ever been sold by or on behalf of the Company has included in the package in which it was shipped a copy of the Company’s standard form of end user license agreement.

(f) Ownership Free and Clear. The Company exclusively owns all right, title and interest to and in the Company IP (other than Intellectual Property Rights exclusively licensed to the Company, as identified in Part 2.10(b) of the Disclosure Schedule) free and clear of any Encumbrances (other than nonexclusive licenses granted pursuant to the Contracts listed in Part 2.10(c) of the Disclosure Schedule, object code licenses entered into in the ordinary course of business consistent with past practices as part of any sale of products by the Company or nondisclosure agreements entered into in the ordinary course of business consistent with past practices by the Company). Without limiting the generality of the foregoing:

(i) all documents and instruments necessary to establish, perfect and maintain the rights of the Company in the Company IP (other than Intellectual Property Rights exclusively licensed to the Company, as identified in Part 2.10(b) of the Disclosure Schedule and Company IP abandoned by the Company in the ordinary course of business) have been validly executed, delivered and filed in a timely manner with the appropriate Governmental Body;

19.

(ii) each Company Employee who is or was involved in the creation or development of any Company IP has signed a valid and enforceable agreement containing an irrevocable assignment of Intellectual Property Rights pertaining to such Company IP to the Company and confidentiality provisions protecting the Company IP;

(iii) the Company owns, without restrictions on its use, all Intellectual Property and Intellectual Property Rights developed by each of Frans Kaashoek and Robert Morris, whether jointly with the Company or individually, that was or is intended for use in connection with the business of the Company or arose in connection with consultations with the Company, including any derivative works of any Company Software;

(iv) no funding, facilities or personnel of any Governmental Body or any public or private university, college or other educational or research institution were used, directly or indirectly, to develop or create, in whole or in part, any Company IP (other than any Intellectual Property and Intellectual Property Rights exclusively licensed to the Company) and no Governmental Body has any interest in any Company IP (other than any Intellectual Property and Intellectual Property Rights exclusively licensed to the Company);

(v) the Company has taken all reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information pertaining to the Company; and

(vi) the Company owns or otherwise has, and after the Closing the Surviving Corporation will continue to have, all Intellectual Property Rights needed to conduct the business of the Company as currently conducted and currently planned by the Company to be conducted, except such Intellectual Property Rights as have yet to be developed or which are expected to be available via license on commercially reasonable terms.

(g) Valid and Enforceable. All Company IP is valid, subsisting and enforceable. Without limiting the generality of the foregoing:

(i) no trademark or trade name owned by the Company, or to the Knowledge of the Company, licensed by the Company, conflicts or interferes with any trademark or trade name owned, used or applied for by any other Person, and the Company has taken reasonable steps to police the use of the trademarks owned by or exclusively licensed to it;

(ii) Part 2.10(g)(ii) of the Disclosure Schedule accurately identifies each action, filing, and payment that must be taken or made on or before the date that is 120 days after the date of this Agreement in order to maintain such item of Company IP that is owned by or exclusively licensed to the Company in full force and effect; and

20.

(iii) no interference, opposition, reissue, reexamination or other Legal Proceeding or, to the Knowledge of the Company, inquiry, examination or investigation is or has been pending or, to the Knowledge of the Company, threatened, in which the scope, validity or enforceability of any Company IP that is owned by the Company or, to the Knowledge of the Company, that is exclusively licensed to the Company, is being, has been, or could reasonably be expected to be contested or challenged. To the Knowledge of the Company, there is no basis for a claim that any Company IP is invalid or unenforceable.

(h) No Third Party Infringement of Company IP. To the Knowledge of the Company: (i) no Person has infringed, misappropriated or otherwise violated; and (ii) no Person is currently infringing, misappropriating or otherwise violating, any Company IP. Part 2.10(h) of the Disclosure Schedule accurately identifies (and the Company has delivered to Parent a complete and accurate copy of) each letter or other written or electronic communication or correspondence that has been sent by or to the Company or any representative of the Company regarding any actual, alleged or suspected infringement or misappropriation of any Company IP, and provides a brief description of the current status of the matter referred to in such letter, communication or correspondence.

(i) Effects of This Transaction. Neither the execution, delivery or performance of this Agreement nor the consummation of any of the transactions contemplated by this Agreement will, with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare: (i) a loss of, or Encumbrance on, any Company IP; (ii) a breach of or default under any Company IP Contract; (iii) the release, disclosure or delivery of any Company IP by or to any escrow agent or other Person; or (iv) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any of the Company IP.

(j) No Infringement of Third Party IP Rights. The Company has never infringed (directly, contributorily, by inducement or otherwise), misappropriated or otherwise violated or made unlawful use of any Intellectual Property Right of any other Person. No Company Software infringes, violates or makes unlawful use of any Intellectual Property Right of, or contains any Intellectual Property misappropriated from, any other Person. Without limiting the generality of the foregoing:

(i) no infringement, misappropriation or similar claim or Legal Proceeding is pending or, to the Knowledge of the Company, threatened against the Company or against any other Person who is entitled to be indemnified, defended, held harmless or reimbursed by the Company with respect to such claim or Legal Proceeding;

(ii) the Company has never received any written notice (or, to the Knowledge of the Company, other communication) relating to any actual, alleged or suspected infringement, misappropriation or violation by the Company, any Company Employee or agents of the Company of any Intellectual Property Rights of another Person, including any letter suggesting or offering that the Company obtain a license to any Intellectual Property Right of another Person because of such actual, alleged or suspected infringement, misappropriation or violation; and

(iii) the Company is not bound by any Contract to indemnify, defend, hold harmless or reimburse any other Person with respect to, or otherwise assumed or agreed to discharge or otherwise take responsibility for, any existing or potential intellectual property infringement, misappropriation or similar claim (other than indemnification provisions in the Company’s standard forms of Company IP Contracts).

21.

(k) No Harmful Code. None of the software (including firmware and other software embedded in hardware devices) owned, developed (or currently being developed), used, marketed, distributed, licensed or sold by the Company (excluding any third party software that is generally available on standard commercial terms and is licensed to the Company solely for internal use on a non-exclusive basis) (collectively, the “Company Software”) contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing, any of the following functions: (i) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (ii) damaging or destroying any data or file without the user’s consent.

(l) Source Code. The source code for all Company Software developed by the Company contains reasonably clear and accurate annotations and programmer’s comments, and otherwise has been documented in a professional manner that is both: (i) consistent with customary code annotation conventions and practices in the software industry; and (ii) sufficient to independently enable a programmer of reasonable skill and competence to understand, analyze, and interpret program logic, correct errors and improve, enhance, modify and support such Company Software. No source code for any Company Software has been delivered, licensed or made available by the Company to any escrow agent or other Person who is not, as of the date of this Agreement, an employee or independent contractor of the Company. The Company has no duty or obligation (whether present, contingent or otherwise) to deliver, license or make available the source code for any Company Software to any escrow agent or other Person. No event has occurred, and no circumstance or condition currently exists, that (with or without notice or lapse of time) will, or could reasonably be expected to, result in the delivery, license or disclosure of the source code for any Company Software to any other Person.

(m) Use of Open Source Code. Part 2.10(m) of the Disclosure Schedule accurately identifies and describes: (i) each item of Open Source Code that is contained in or distributed with the Company Software or from which any part of any Company Software is derived; (ii) the applicable license for each such item of Open Source Code; and (iii) the Company Software to which each such item of Open Source Code relates. No Company Software contains, is derived from, or is distributed with Open Source Code that is licensed under any terms that: (i) impose or could impose a requirement or condition that any Company Software or part thereof: (A) be disclosed or distributed in source code form; (B) be licensed for the purpose of making modifications or derivative works; or (C) be redistributable at no charge; or (ii) otherwise impose or could impose any other material limitation, restriction, or condition on the right or ability of the Company to use or distribute any Company Software.

(n) Privacy Policies. Part 2.10(n) of the Disclosure Schedule contains each Company Privacy Policy in effect at any time and identifies, with respect to each Company Privacy Policy: (i) the period of time during which such privacy policy was or has been in effect; (ii) whether the terms of a later Company Privacy Policy apply to the data or information collected under such privacy policy; and (iii) if applicable, the mechanism (such as opt-in, opt-out or notice only) used to apply a later Company Privacy Policy to data or information previously collected under such privacy policy. The Company has complied at all times and in all material respects with all of the Company Privacy Policies and with all applicable Legal Requirements pertaining to privacy, User Data or Personal Data. Neither the execution, delivery or performance of this Agreement or any of the other agreements referred to in this Agreement nor the consummation of any of the transactions contemplated by this Agreement or any such other agreements, nor Parent’s possession or use of the User Data or any data or information in the Company Databases as permitted by or in accordance with the applicable Company Privacy Policy, will result in any violation of any Company Privacy Policy or any Legal Requirement pertaining to privacy, User Data or Personal Data in effect as of the Closing.

22.

(o) Personal Data. Part 2.10(o) of the Disclosure Schedule identifies and describes each distinct electronic or other database containing (in whole or in part) Personal Data maintained by or for the Company at any time (the “Company Databases”), the types of Personal Data in each such database, and the security policies that have been adopted and maintained with respect to each such database. There has been no unauthorized or illegal use of or access to any of the data or information in any of the Company Databases.

(p) Products Subject to Evaluation. Part 2.10(p) of the Disclosure Schedule identifies each Person that, as of the date of this Agreement, is in possession of any product of the Company for evaluation or similar purposes, together with the product that is being so evaluated.

2.11 Contracts.

(a) List of Contracts. Part 2.11(a) of the Disclosure Schedule accurately identifies:

(i) (A) each Company Contract relating to the employment of, or the performance of services by, any Company Employee; (B) any Company Contract pursuant to which the Company is or may become obligated to make any severance, termination or similar payment to any Company Employee; and (C) any Company Contract pursuant to which the Company is or may become obligated to make any bonus or similar payment (other than payment in respect of salary) to any Company Employee;

(ii) each Company Contract which provides for indemnification of any officer, director, employee or agent;

(iii) each Company Contract relating to the voting and any other rights or obligations of a stockholder of the Company;

(iv) each Company Contract relating to the merger, consolidation, reorganization or any similar transaction with respect to the Company;

(v) each Company Contract relating to the acquisition, transfer, development or licensing of any technology, Intellectual Property or Intellectual Property Right (including any joint development agreement, technical collaboration agreement or similar agreement entered into by the Company);

(vi) each Company Contract relating to the license of any patent, copyright, trade secret or other Intellectual Property or Intellectual Property Right: (A) to the Company; or (B) other than object code licenses entered into in the ordinary course of business consistent with past practices as part of any sale of products by the Company, from the Company;

(vii) each Company Contract relating to the hosting of any website of the Company;

(viii) each Company Contract relating to the advertising or promotion of the business of the Company or pursuant to which any third parties advertise on any websites operated by the Company;

23.

(ix) each Company Contract relating to the acquisition, sale, spin-off or outsourcing of any Subsidiary or business unit or operation of the Company;

(x) each Company Contract creating or relating to any partnership or joint venture or any sharing of revenues, profits, losses, costs or liabilities;

(xi) each Company Contract imposing any restriction on the Company: (A) to compete with any other Person; (B) to acquire any product or other asset or any services from any other Person, to sell any product or other asset to or perform any services for any other Person or to transact business or deal in any other manner with any other Person; or (C) to develop or distribute any technology;

(xii) each Company Contract: (A) granting exclusive rights to license, market, sell or deliver any of the products or services of the Company; or (B) otherwise contemplating an exclusive relationship between the Company and any other Person;

(xiii) each Company Contract creating or involving any agency relationship, distribution or reseller arrangement or franchise relationship;

(xiv) each Company Contract regarding the acquisition, issuance or transfer of any securities and each Company Contract affecting or dealing with any securities of the Company including any restricted share agreements or escrow agreements;

(xv) each Company Contract involving any loan, guaranty, pledge, performance or completion bond or indemnity or surety arrangement;

(xvi) each Company Contract relating to the purchase or sale of any asset by or to, or the performance of any services by or for, any Related Party;

(xvii) any Company Contract that contemplates or involves the payment or delivery of cash or other consideration by the Company in an amount or having a value in excess of $25,000;

(xviii) any Company Contract: (A) with any customer of the Company who has purchased or licensed any products from the Company pursuant to a Contract other than: (1) the Company’s standard form of customer Contract (with no material deviations); or (2) except as contemplated by clause “(B)” of this sentence or another clause of this Section 2.11(a), a purchase order; or (B) that contemplates or involves the payment or delivery of cash or other consideration to the Company in an amount or having a value in excess of $10,000; and

(xix) any other Company Contract that was entered into outside the ordinary course of business or was inconsistent with the past practices of the Company.

(Contracts in the respective categories described in clauses “(i)“ through “(xix)“ above and all Contracts identified, or required to be identified, in Part 2.11(a) of the Disclosure Schedule are referred to in this Agreement as “Material Contracts.”)

(b) Delivery of Contracts. The Company has delivered or Made Available to Parent accurate and complete copies of all written Material Contracts identified in Part 2.11(a) of the Disclosure Schedule, including all amendments thereto. Part 2.11(b) of the Disclosure Schedule provides an

24.

accurate and complete: (i) description of the material terms of each Material Contract that is not in written form; and (ii) list of each purchase order pursuant to which the Company has ever sold or licensed any products to the extent that such purchase order was not issued pursuant to a master purchase agreement with the Company. Each Contract identified in Part 2.11(a) of the Disclosure Schedule is valid and in full force and effect, and is enforceable by the Company in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(c) No Breach. Except as set forth in Part 2.11(c) of the Disclosure Schedule: (i) the Company has not violated or breached in any material respect, and the Company has not committed any material default under, any Company Contract, which remains uncured, and, to the Knowledge of the Company, no other Person has violated or breached in any material respect, or committed any material default under, any Company Contract which remains uncured; (ii) to the Knowledge of the Company, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to: (A) result in a material violation or material breach of any of the provisions of any Company Contract; (B) give any Person the right to declare a default or exercise any remedy under any Company Contract; (C) give any Person the right to accelerate the maturity or performance of any Company Contract; or (D) give any Person the right to cancel, terminate or modify any Company Contract; (iii) since January 1, 2006, the Company has not received any written notice (or, to the Knowledge of the Company, other communication) regarding any actual or possible material violation or material breach of, or material default under, any Company Contract; and (iv) the Company has not waived any of its respective material rights under any Company Contract.

(d) No Renegotiation. No Person has a contractual right pursuant to the terms of any Company Contract to renegotiate any material amount paid or payable to the Company under any Material Contract or any other material term or provision of any Material Contract.

(e) Proposed Contracts. Part 2.11(e) of the Disclosure Schedule identifies and provides a brief description of each proposed Contract as to which any offer, award, written proposal, term sheet or similar document, in each case that would contain binding obligations of the Company if accepted by the recipient, has been submitted by the Company.

2.12 Compliance with Legal Requirements. The Company is, and has at all times been, in compliance in all material respects with each Legal Requirement that is applicable to it or to the conduct of its business or the ownership of its assets. No event has occurred, and no condition or circumstance exists, that will (with or without notice or lapse of time) constitute or result in a violation by the Company of, or a failure on the part of the Company to comply with, any Legal Requirement. Except as set forth in Part 2.12 of the Disclosure Schedule, since January 1, 2006, the Company has not received any written notice (or, to the Knowledge of the Company, other communication) from any Person regarding any actual or possible violation of, or failure to comply with, any Legal Requirement.

2.13 Governmental Authorizations; No Subsidies.

(a) Governmental Authorizations. Part 2.13(a) of the Disclosure Schedule identifies each Governmental Authorization held by the Company, and the Company has delivered to Parent accurate and complete copies of all Governmental Authorizations identified in Part 2.13(a) of the Disclosure Schedule. The Governmental Authorizations identified in Part 2.13(a) of the Disclosure Schedule are valid and in full force and effect, and collectively constitute all Governmental Authorizations necessary to enable the Company to conduct its business in the manner in which its business is currently being conducted. The Company is, and has at all times been, in compliance with the

25.

terms and requirements of the respective Governmental Authorizations identified in Part 2.13(a) of the Disclosure Schedule. Since January 1, 2006, the Company has not received any written notice (or, to the Knowledge of the Company, other communication) from any Governmental Body regarding: (i) any actual or possible violation of or failure to comply with any term or requirement of any Governmental Authorization; or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Governmental Authorization.

(b) No Subsidies. The Company does not possess (and the Company has never possessed) or have any rights or interests with respect to (and the Company has never had any rights or interests with respect to) any grants, incentives or subsidies from any Governmental Body.

2.14 Tax Matters.

(a) Tax Returns and Payments. All Tax Returns required to be filed by or on behalf of the Company (the “Company Returns”) have been timely and properly filed and are true, accurate and complete in all material respects. All Taxes of the Company that are due and payable have been timely and properly paid. All Taxes required to be withheld by the Company have been properly and timely withheld and remitted. The Company has delivered to Parent accurate and complete copies of all Tax Returns filed by the Company since December 31, 2004. Part 2.14(a) of the Disclosure Schedule lists each jurisdiction in which the Company is required to file a Tax Return. No claim has ever been made by an authority in a jurisdiction where the Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. The Company Financial Statements properly and adequately accrue or reserve for Tax liabilities in accordance with GAAP.

(b) Audits; Claims. Except as set forth in Part 2.14(b) of the Disclosure Schedule, no Company Tax Return has ever been examined or audited by any Governmental Body. The Company has not received from any Governmental Body any: (i) notice indicating an intent to open an audit or other review; (ii) request for information related to Tax matters; or (iii) notice of deficiency or proposed Tax adjustment. No extension or waiver of the limitation period applicable to any Tax Returns has been granted by or requested from the Company. No claim or Legal Proceeding is pending or threatened against the Company in respect of any Tax. There are no liens for Taxes upon any of the assets of the Company except liens for current Taxes not yet due and payable (and for which there are adequate accruals, in accordance with GAAP).

(c) Parachute Payments. As a result of the Merger, the Company will not be obligated to make any payment that could a “parachute payment” to a “disqualified individual” within the meaning of Section 280G of the Code.

(d) Closing Agreements; Etc. The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion there) ending after the Closing Date as a result of any change in method of accounting, closing agreement, intercompany transaction, installment sale or prepaid amount received for a taxable period ending on or prior to the Closing Date. The Company is not a party to or bound by any Tax allocation or sharing agreement. The Company has: (A) never been a member of an Affiliated Group; or (B) no Liability for the Taxes of any Person (other than the Company).

(e) Distributed Stock. The Company has not distributed stock of another Person, and the Company has not had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

26.

(f) Tax Holidays. There are no (and there have never been any) Tax exemptions, Tax holidays or other Tax reduction agreements or arrangements applicable to the Company.

(g) Net Operating Losses. Part 2.14(g) of the Disclosure Schedule sets forth each “testing date” as defined by Treas. Reg. Section 1.382-2(a)(4) and the name and stock ownership of each “5-percent shareholder” as defined by Treas. Reg. Section 1.382-2T(g). For the avoidance of doubt, for the purposes of determining the identity and stock ownership of a 5-percent shareholder to the Knowledge of the Company, the constructive ownership rules of Treas. Reg. Section 1.382-2T(h) have been applied, and the operating rules of Treas. Reg. Section 1.382-2T(k) have been observed.

(h) Adjustment in Taxable Income. The Company is not currently, and the Company will not for any period for which a Tax Return has not been filed be, required to include any adjustment in Taxable income for any Tax period (or portion thereof) pursuant to Section 481 or 263A of the Code (or any comparable provision under state, local or foreign Tax laws) as a result of transactions, events or accounting methods employed prior to the Merger.

(i) Penalties. The Company has disclosed on its Tax Returns any Tax reporting position taken in any Tax Return which could result in the imposition of penalties under Section 6662 of the Code (or any comparable provisions of state, local or foreign law).

(j) Tax Shelter and Listed Transactions. The Company has not consummated or participated in, and the Company is not currently participating in, any transaction which was or is a “Tax shelter” transaction as defined in Sections 6662 or 6111 of the Code or the Treasury Regulations promulgated thereunder. The Company has not participated in, and is not currently participating in, a “Listed Transaction” or a “Reportable Transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulation Section 1.6011-4(b), or any transaction requiring disclosure under a corresponding or similar provision of state, local, or foreign law.

(k) Transferee or Successor Tax Liability. The Company does not have any Liability for the Taxes of any Person under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign law) as a transferee or successor, by Contract or otherwise.

(l) Dual Consolidated Loss. The Company has not incurred a dual consolidated loss within the meaning of Section 1503 of the Code.

(m) Foreign Tax. The Company has in its possession official foreign government receipts for any Taxes paid by it to any foreign Tax Authorities.

(n) FIRPTA. The Company is not (and the Company has never been) a “United States real property holding corporation” within the meaning of Section 897 of the Code, and the Company has filed with the Internal Revenue Service all statements, if any, which are required under Section 1.897-2(h) of the Treasury Regulations.

(o) Withholdings. The Company has complied with all applicable Legal Requirements relating to the payment, reporting and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445 and 1446 of the Code or similar provisions under any foreign law), has, within the time and in the manner prescribed by law, withheld from employee wages or consulting compensation and timely paid over to the proper governmental authorities (or is properly holding for such timely payment) all amounts required to be so withheld and paid over under all applicable Legal Requirements, including federal and state income Taxes, Federal Insurance Contribution Act, Medicare, Federal Unemployment Tax Act, relevant state income and employment Tax withholding laws, and has timely filed all withholding Tax Returns, for all periods.

27.

2.15 Employee and Labor Matters; Benefit Plans.

(a) Employee List. Part 2.15(a) of the Disclosure Schedule contains a list of all current Company Employees as of the date of this Agreement, and correctly reflects: (i) their dates of employment; (ii) their positions; (iii) their salaries; (iv) any other compensation payable to them (including housing allowances, compensation payable pursuant to bonus, deferred compensation or commission arrangements or other compensation); (v) each Company Employee Plan in which they participate or are eligible to participate; and (vi) any promises made to them with respect to changes or additions to their compensation or benefits. The Company is not, and the Company has never been, bound by or a party to, and the Company does not have a duty to bargain for, any collective bargaining agreement or other Contract with a labor organization representing any Company Employees and there are no labor organizations representing, purporting to represent or, to the Knowledge of the Company, seeking to represent any current Company Employees. The Company is not engaged, and the Company has never been engaged, in any unfair labor practice of any nature. The Company has not had any strike, slowdown, work stoppage, lockout, job action or threat thereof, or question concerning representation, by or with respect to any of the Company Employees. No event has occurred, and no condition or circumstance exists, that might directly or indirectly give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, job action, labor dispute or union organizing activity or any similar activity or dispute.

(b) Leave of Absence. There is no current Company Employee who is not fully available to perform work because of disability or other leave.

(c) At Will Employment. Except as set forth in Part 2.15(c) of the Disclosure Schedule, the employment of each of the current Company Employees is terminable by the Company at will. The Company has delivered to Parent accurate and complete copies of all employee manuals and handbooks, disclosure materials, policy statements and other materials relating to the employment of the Company Employees.

(d) Employee Departures/Restrictions. To the Knowledge of the Company, no employee of the Company at the level of senior manager or above: (i) intends to terminate his employment with the Company; (ii) has received an offer to join a business that may be competitive with the Company’s business; or (iii) is a party to or is bound by any confidentiality agreement, noncompetition agreement or other Contract (with any Person) that may have an adverse effect on: (A) the performance by such employee of any of his duties or responsibilities as an employee of the Company; or (B) the Company’s business or operations. Except as set forth in Part 2.15(d) of the Disclosure Schedule, every employee whose employment with the Company has ever been terminated by the Company has signed a valid and enforceable release agreement.

(e) Employee Plans and Agreements. Part 2.15(e) of the Disclosure Schedule contains an accurate and complete list of each Company Employee Plan and each Company Employee Agreement. The Company does not intend (and the Company has not committed) to establish or enter into any new Company Employee Plan or Company Employee Agreement, or to modify any Company Employee Plan or Company Employee Agreement (except to conform any such Company Employee Plan or Company Employee Agreement to the requirements of any applicable Legal Requirements, in each case as previously disclosed to Parent in writing or as required by this Agreement).

28.

(f) Delivery of Documents. As applicable with respect to the Company Employee Plan, the Company has Made Available to Parent: (i) correct and complete copies of all documents setting forth the terms of each Company Employee Plan and each Company Employee Agreement, including all amendments thereto and all related trust documents; (ii) the most recent summary plan description together with the summaries of material modifications thereto, if any, with respect to each Company Employee Plan; (iii) all material written Contracts relating to each Company Employee Plan, including administrative service agreements and group insurance contracts; (iv) the annual reports (Form 5500 series) for the last three complete plan year; (v) the most recent opinion or letter of determination from the U.S. Internal Revenue Service relating to the tax-qualified status of the Plan; (vi) all written materials provided to any Company Employee relating to any Company Employee Plan and any proposed Company Employee Plans, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events that would result in any liability to the Company; (vii) all correspondence to or from any Governmental Body relating to any Company Employee Plan; and (viii) all insurance policies in the possession of the Company pertaining to fiduciary liability insurance covering the fiduciaries for each Company Employee Plan.

(g) No Foreign Plans. The Company has not established or maintained: (i) any plan, program, policy, practice, Contract or other arrangement mandated by a Governmental Body other than the United States; (ii) any Company Employee Plan that is subject to any of the Legal Requirements of any jurisdiction outside of the United States; or (iii) any Company Employee Plan that covers or has covered Company Employees whose services are or have been performed primarily outside of the United States.

(h) Absence of Certain Retiree Liabilities. No Company Employee Plan provides (except at no cost to the Company), or reflects or represents any liability of the Company to provide, retiree life insurance, retiree health benefits or other retiree employee welfare benefits to any Person for any reason. Other than commitments made that involve no future costs to the Company, the Company has never represented, promised or contracted (whether in oral or written form) to any Company Employee (either individually or to Company Employees as a group) or any other Person that such Company Employee(s) or other person would be provided with retiree life insurance, retiree health benefit or other retiree employee welfare benefits, except to the extent required by applicable Legal Requirements.

(i) No Defaults. The Company has performed all obligations required to be performed by it under each Company Employee Plan and is not in default or violation of, and the Company has no Knowledge of any default or violation by any other party to, the terms of any Company Employee Plan. Each of the Company Employee Plans has been operated and administered in all material respects in accordance with applicable Legal Requirements, including, without limitation, the applicable tax qualification requirements under the Code. The Company is not a party to any Contract nor has it granted any compensation, equity or award that would (or that would reasonably be expected to) be deemed deferred compensation subject to the additional 20% tax under Section 409A(a)(1)(B)(i)(II) of the Code or to the transfer of property rules under Section 409A(b) of the Code, and the Company has no liability or obligation to make any payment or to issue any equity award or bonus that could be deemed deferred compensation subject to such additional 20% tax or subject to such transfer of property rules. All contributions to, and material payments from, any Company Employee Plan which may have been required to be made in accordance with the terms of such Company Employee Plan or applicable Legal Requirements have been timely made, and all contributions for any period ending on or before the Closing Date which are not yet due, but will be paid on or prior to the Closing Date, are reflected as an accrued liability on the balance sheet included in the Company Financial Statements. Each Company

29.

Employee Plan can be amended, terminated or otherwise discontinued after the date of this Agreement, without liability to the Company or to Parent (other than ordinary administration expenses). There are no audits, inquiries or Legal Proceedings pending or, to the Knowledge of the Company, threatened by any Governmental Body with respect to any Company Employee Plan.

(j) No Conflict. Except as set forth in Part 2.15(j) of the Disclosure Schedule, neither the execution, delivery or performance of this Agreement, nor the consummation of the Merger or any of the other transactions contemplated by this Agreement, will or may (either alone or upon the occurrence of any additional or subsequent events): (i) constitute an event under any Company Employee Plan, Company Employee Agreement, trust or loan that will or may result (either alone or in connection with any other circumstance or event) in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Company Employee; or (ii) create or otherwise result in any Liability with respect to any Company Employee Plan.

(k) Compliance. The Company: (i) is in compliance in all material respects with all applicable Legal Requirements, Contracts and orders, rulings, decrees, judgments or arbitration awards of any arbitrator or any court or other Governmental Body respecting employment, employment practices, terms and conditions of employment, wages, hours or other labor-related matters, including Legal Requirements, orders, rulings, decrees, judgments and awards relating to discrimination, wages and hours, labor relations, leave of absence requirements, occupational health and safety, privacy, harassment, retaliation, immigration, wrongful discharge or violation of the personal rights of Company Employees or prospective employees; (ii) has withheld and reported all amounts required by any Legal Requirement or Contract to be withheld and reported with respect to wages, salaries and other payments to any Company Employee; (iii) has no Liability for any arrears of wages or any Taxes or any penalty for failure to comply with any of the foregoing; and (iv) has no Liability for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body with respect to unemployment compensation benefits, social security or other benefits or obligations for any Company Employee (other than routine payments to be made in the normal course of business and consistent with past practice).

(l) Labor Relations. The Company has good labor relations, and, except as set forth in Part 2.15(l) of the Disclosure Schedule, the Company has no Knowledge of any facts indicating that the consummation of the Merger or any of the other transactions contemplated by this Agreement will have a material adverse effect on the labor relations of the Company. Except as set forth in Part 2.15(l) of the Disclosure Schedule, there are no pending or, to the Knowledge of the Company, threatened or reasonably anticipated claims or Legal Proceedings against the Company under any workers’ compensation policy or long-term disability policy.

(m) Claims Against Plans. There are no pending or, to the Knowledge of the Company, threatened or reasonably anticipated claims or Legal Proceedings against any of the Company Employee Plans, the assets of any of the Company Employee Plans or the Company, or the Company Employee Plan administrator or any fiduciary of the Company Employee Plans with respect to the operation of such Company Employee Plans (other than routine, uncontested benefit claims) or asserting any rights or claims to benefits under such Company Employee Plan, and there are no facts or circumstances which could form the basis for any such claims or Legal Proceedings.

30.

(n) Independent Contractors. Part 2.15(n) of the Disclosure Schedule accurately sets forth, with respect to each Person who is or was, at any time since January 1, 2006, an independent contractor of the Company and who has received or may be entitled to receive in excess of $25,000 from the Company:

(i) the name of such independent contractor, and the date as of which such independent contractor was originally engaged by the Company;

(ii) a description of such independent contractor’s performance objectives, services, duties and responsibilities;

(iii) the aggregate dollar amount of the compensation (including all payments or benefits of any type) received by such independent contractor from the Company with respect to services performed in the fiscal year ended December 31, 2007;

(iv) the terms of compensation of such independent contractor; and

(v) any Governmental Authorization that is held by such independent contractor and that relates to or is useful in connection with the business of the Company.

(o) No Misclassified Employees. No current or former independent contractor of the Company could be deemed to be a misclassified employee. No independent contractor is eligible to participate in any Company Employee Plan. The Company has never had any temporary or leased employees that were not treated and accounted for in all respects as employees of the Company.

(p) Labor-Related Claims. Except as set forth in Part 2.15(p) of the Disclosure Schedule, there is no Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of the Company, threatened or reasonably anticipated relating to any employment Contract, compensation, wages and hours, leave of absence, plant closing notification, employment statute or regulation, privacy right, labor dispute, workers’ compensation policy, long-term disability policy, safety, retaliation, immigration or discrimination matter involving any Company Employee, including charges of unfair labor practices or harassment complaints.

2.16 Environmental Matters. The Company is in compliance in all material respects with all applicable Environmental Laws, which compliance includes the possession by the Company of all Environmental Licenses and other Governmental Authorizations required under applicable Environmental Laws, and compliance with the terms and conditions thereof. The Company has not received any written notice (or, to the Knowledge of the Company, other communication), whether from a Governmental Body, citizens group, Company Employee or otherwise, that alleges that the Company is not in compliance with any Environmental Law, and, to the Knowledge of the Company, there are no circumstances that may prevent or interfere with the Company’s compliance with any Environmental Law in the future. To the Knowledge of the Company, no current or prior owner of any property leased or controlled by the Company has received any written notice (or, to the Knowledge of the Company, other communication), whether from a Government Body, citizens group, Company Employee or otherwise, that alleges that such current or prior owner or the Company is not in compliance with any Environmental Law. The Company has not caused or contributed to any Environmental Release and there are no circumstances which may give rise to any Environmental Release by the Company. No Contaminants are stored or contained on or under any of the Properties whether in storage tanks, land fills, pits, ponds, lagoons or otherwise. All Governmental Authorizations currently held by the Company pursuant to Environmental Laws are identified in Part 2.16 of the Disclosure Schedule.

31.

2.17 Insurance. Part 2.17 of the Disclosure Schedule identifies each insurance policy maintained by, at the expense of or for the benefit of the Company as of the date of this Agreement and identifies any material claims made thereunder as of the date of this Agreement. The Company has delivered or Made Available to Parent accurate and complete copies of the insurance policies identified on Part 2.17 of the Disclosure Schedule. Each of the insurance policies identified in Part 2.17 of the Disclosure Schedule is in full force and effect. Since January 1, 2006, the Company has not received any written notice (or, to the Knowledge of the Company, other communication) regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; (ii) refusal of any coverage or rejection of any claim under any insurance policy; or (iii) material adjustment in the amount of the premiums payable with respect to any insurance policy.

2.18 Related Party Transactions. Except as set forth in Part 2.18 of the Disclosure Schedule: (a) no Related Party has, and no Related Party has had, any interest in any material asset used in or otherwise relating to the business of the Company; (b) no Related Party is, or has been, indebted to the Company (other than for ordinary travel advances); (c) no Related Party has entered into, or has had any financial interest in, any material Contract, transaction or business dealing or involving any the Company; (d) to the Knowledge of the Company, no Related Party is competing with the Company; and (e) no Related Party has any claim or right against any the Company (other than rights under Company Options and rights to receive compensation for services performed as an employee of the Company or other rights arising in the ordinary course of employment). No member of the board of directors of the Company has a conflict of interest with respect to the Company, and each such member has provided confirmation of the foregoing to the Company if required in accordance with applicable Legal Requirements.

2.19 Legal Proceedings; Orders.

(a) Legal Proceedings. There is no pending Legal Proceeding and, to the Knowledge of the Company, no Person has threatened to commence any Legal Proceeding: (i) that involves the Company or any of the assets owned or used by the Company or any Person whose liability the Company has or may have retained or assumed, either contractually or by operation of law; (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other transactions contemplated by this Agreement; or (iii) that relates to the ownership of any capital stock of the Company, or any option or other right to the capital stock of the Company, or right to receive consideration as a result of this Agreement. To the Knowledge of the Company, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will or would reasonably be expected to, give rise to or serve as a basis for the commencement of any such Legal Proceeding. Except as set forth in Part 2.19(a) of the Disclosure Schedule, no Legal Proceeding involving claims in excess of $50,000 has ever been commenced by, and no Legal Proceeding involving claims in excess of $50,000 has ever been pending against, the Company.

(b) Orders. There is no order, writ, injunction, judgment or decree to which the Company, or any of the assets owned or used by the Company, is subject. To the Knowledge of the Company, no officer or other employee of the Company is subject to any order, writ, injunction, judgment or decree that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the Company’s business.

32.

2.20 Authority; Binding Nature of Agreement; Inapplicability of Anti-takeover Statutes.

(a) Authority; Binding Nature. The Company has the absolute and unrestricted right, power and authority to enter into and to perform its obligations under this Agreement and under each other agreement, document or instrument referred to in this Agreement to which the Company is or will be a party; and the execution, delivery and performance by the Company of this Agreement and of each such other agreement, document and instrument have been duly authorized by all necessary action on the part of the Company and its board of directors. Assuming due authorization, execution and delivery by the other parties hereto and thereto, this Agreement, and each other agreement, document or instrument referred to in this Agreement to which the Company is a party constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(b) Board Approval. The Company’s board of directors has: (i) unanimously determined that the Merger is advisable and fair and in the best interests of the Company and its stockholders; (ii) unanimously recommended the adoption of this Agreement and the approval of the Certificate Amendment by the holders of Company Capital Stock and directed that this Agreement, the Merger and the Certificate Amendment be submitted for consideration by the Company’s stockholders in accordance with Section 5.2; and (iii) to the extent necessary, adopted a resolution having the effect of causing the Company not to be subject to any state takeover law or similar Legal Requirement that might otherwise apply to the Merger or any of the other transactions contemplated by this Agreement.

(c) No Takeover Statute. No state or foreign takeover statute or similar Legal Requirement applies or purports to apply to the Merger, this Agreement or any of the transactions contemplated hereby.

2.21 Non-Contravention; Consents. Except as set forth in Part 2.21 of the Disclosure Schedule, neither: (1) the execution, delivery or performance of this Agreement or any of the other agreements, documents or instruments referred to in this Agreement; nor (2) the consummation of the Merger or any of the other transactions contemplated by this Agreement or any such other agreement, document or instrument, will (with or without notice or lapse of time):

(a) contravene, conflict with or result in a violation of: (i) any of the provisions of any Charter Documents of the Company; or (ii) any resolution adopted by the stockholders, board of directors or any committee of the board of directors of the Company;

(b) contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge any of the transactions contemplated by this Agreement or to exercise any remedy or obtain any relief under, any Legal Requirement or any order, writ, injunction, judgment or decree to which the Company or any of the assets owned or used by the Company, is subject;

(c) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by the Company or that otherwise relates to the Company’s business or to any of the assets owned or used by the Company;

(d) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Company Contract that is or would constitute a Material Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any such Company Contract; (ii) accelerate the maturity or performance of any such Company Contract; or (iii) cancel, terminate or modify any such Company Contract; or

33.

(e) result in the imposition or creation of any lien or other Encumbrance upon or with respect to any asset owned or used by the Company (except for minor liens that will not, in any case or in the aggregate, materially detract from the value of the assets subject thereto or materially impair the operations of the Company).

Except for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and as set forth in Part 2.21 of the Disclosure Schedule, the Company is not and the Company will not be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with: (x) the execution, delivery or performance of this Agreement or any of the other agreements referred to in this Agreement; or (y) the consummation of the Merger or any of the other transactions contemplated by this Agreement.

2.22 Vote Required.

(a) Merger Vote. The affirmative vote of: (i) the holders of a majority of the shares of Company Capital Stock (voting together as a single class on an as-converted basis); and (ii) the holders of a majority of the shares of Company Preferred Stock (voting as a separate class), are the only votes of the holders of any class or series of Company Capital Stock necessary to adopt this Agreement and approve the other transactions contemplated by this Agreement (other than the Certificate Amendment) (the votes referred to in clauses “(i)” and “(ii)” of this sentence being referred to collectively as the “Required Merger Stockholder Votes”).

(b) Certificate Amendment Vote. The affirmative vote of: (i) the holders of a majority of the shares of Series A Preferred Stock (voting together as a separate class on an as-converted basis); (ii) the holders of 66 2/3% of the shares of Series B Preferred Stock (together voting as a separate class on an as-converted basis); (iii) the holders of 66 2/3% of the shares of Series C Preferred Stock (voting as a separate class on an as-converted basis); (iv) the holders of 66 2/3% of the shares of Series D Preferred Stock (voting as a separate class on an as-converted basis); and (v) the holders of a majority of the shares of Company Capital Stock, are the only votes of the holders of any class or series of Company Capital Stock necessary to approve the Certificate Amendment (the votes referred to in clauses “(i),” “(ii),” “(iii),” “(iv)” and “(v)” of this sentence being referred to collectively as the “Required Amendment Stockholder Votes”).

2.23 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company, except as set forth in Part 2.23 of the Disclosure Schedule. Except as set forth in Part 2.23 of the Disclosure Schedule, no Person is or may become entitled to receive any fee or other amount from the Company for professional services performed or to be performed in connection with the Merger or any of the other transactions contemplated by this Agreement.

2.24 Full Disclosure.

(a) Representations and Warranties. This Agreement (including the Disclosure Schedule) does not, and the Company Closing Certificate (as defined in Section 6.7(d)) and Merger Consideration Certificate (as defined in Section 6.7(e)) will not: (i) contain any representation, warranty or information that is false or misleading with respect to any material fact; or (ii) omit to state any material fact necessary in order to make the representations, warranties and information contained and to be contained herein and therein (in the light of the circumstances under which such representations, warranties and information were or will be made or provided) not false or misleading.

34.

(b) Information Statement. The information supplied by the Company for inclusion in the Information Statement will not, as of the date of the Information Statement: (i) contain any statement that is inaccurate or misleading with respect to any material fact; or (ii) omit to state any material fact necessary in order to make such information (in the light of circumstances under which it is provided) not false or misleading.

3.	REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to the Company as follows:

3.1 Due Organization. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has full power and authority to conduct its business in the manner in which its business is currently being conducted and to own and use its assets in the manner in which its assets are currently owned and used. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

3.2 Non-Contravention; Consents.

(a) Non-Contravention. Neither: (i) the execution, delivery or performance of this Agreement or any of the other agreements, documents or instruments referred to in this Agreement; nor (ii) the consummation of the Merger or any of the other transactions contemplated by this Agreement or any of such other agreements, documents or instruments, will (with or without notice or lapse of time) contravene, conflict with or result in a violation of: (A) any of the provisions of the certificate of incorporation or bylaws of Parent or Merger Sub; (B) any resolution adopted by the stockholders, the board of directors or any committee of the board of directors of Parent or Merger Sub; or (C) any provision of any material contract to which Parent is bound.

(b) Consents. Except for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and any applicable filings required to be made by Parent or Merger Sub, notices required to be given by Parent or Merger Sub or Consents required to be obtained by Parent or Merger Sub, in each case from any Governmental Body in connection with the Merger, neither Parent nor Merger Sub will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with: (i) the execution, delivery or performance of this Agreement or any of the other agreements referred to in this Agreement; or (ii) the consummation of the Merger or any of the other transactions contemplated by this Agreement.

3.3 Authority; Binding Nature of Agreement. Parent and Merger Sub have the absolute and unrestricted right, power and authority to enter into and perform their obligations under this Agreement and under each other agreement, document and instrument referred to in this Agreement to which Parent or Merger Sub is a party; and the execution, delivery and performance by Parent and Merger Sub of this Agreement and any of each such other agreement, document and instrument have been duly authorized by all necessary action on the part of Parent and Merger Sub and their respective boards of directors. This Agreement and each other agreement, document or instrument referred to in this Agreement to which Parent or Merger Sub is a party constitutes the legal, valid and binding obligation of Parent and Merger Sub, as the case may be, enforceable against them in accordance with its terms, subject to: (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

35.

3.4 Legal Proceedings. There is no pending Legal Proceeding and, to the knowledge of Parent and Merger Sub, no Person has threatened to commence any Legal Proceeding, that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other transactions contemplated by this Agreement.

4.	CERTAIN COVENANTS OF THE COMPANY

4.1 Access and Investigation. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to Section 8 or the Effective Time (the “Pre-Closing Period”), the Company shall, and shall cause its Representatives to: (a) provide Parent and Parent’s Representatives with reasonable access during normal business hours to the Company’s Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to the Company; and (b) provide Parent and Parent’s Representatives with copies of such existing books, records, Tax Returns, work papers and other documents and information relating to the Company, and with such additional financial, operating and other data and information regarding the Company, as Parent may reasonably request; provided, however, that any attorney-client privileged documents or information need only be disclosed pursuant to reasonable procedures designed to preserve such privilege. During the Pre-Closing Period, Parent and its Representatives will hold any such information that is confidential to the Company in accordance with the provisions of the Confidentiality Agreement. During the Pre-Closing Period, Parent may make inquiries of Persons having business relationships with the Company (including suppliers, licensors, distributors and customers) and the Company shall help facilitate (and shall provide reasonable cooperation to Parent in connection with) such inquiries.

4.2 Operation of the Business of the Company. During the Pre-Closing Period, the Company shall ensure that:

(a) the Company shall conduct its business and operations in the ordinary course and in substantially the same manner as such business and operations have been conducted prior to the date of this Agreement;

(b) the Company shall use reasonable efforts to preserve intact its current business organization, keep available the services of its current officers and employees and maintain its relations and good will with all suppliers, customers, landlords, creditors, employees and other Persons having business relationships with the Company;

(c) the Company shall not cancel any of its respective insurance policies identified in Part 2.17 of the Disclosure Schedule;

(d) the Company shall not declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock or other securities, nor repurchase, redeem or otherwise reacquire any shares of capital stock or other securities;

(e) the Company shall not sell, issue or authorize the issuance of: (i) any capital stock or other security; (ii) any option or right to acquire any capital stock (or cash based on the value of capital stock) or other security; or (iii) any instrument convertible into or exchangeable for any capital stock (or cash based on the value of capital stock) or other security (except that the Company shall be permitted to issue Company Capital Stock upon the exercise of Company Options or Company Warrants, or upon the conversion of Company Preferred Stock, in each case outstanding as of the date of this Agreement and in accordance with their terms as in effect on the date of this Agreement;

36.

(f) the Company shall not amend or waive any of its rights under, or permit the acceleration of vesting under: (i) any provision of any Company Option Plan; (ii) any provision of any agreement evidencing any outstanding Company Option; or (iii) any provision of any restricted stock agreement;

(g) the Company shall not amend or permit the adoption of any amendment to the Company’s Charter Documents, or effect or permit the Company to become a party to any Acquisition Transaction, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(h) the Company shall not form any Subsidiary or acquire any equity interest or other interest in any other Entity;

(i) the Company shall not make any capital expenditure, except for capital expenditures that, when added to all other capital expenditures made on behalf of the Company during the Pre-Closing Period, do not exceed $50,000;

(j) the Company shall not: (i) enter into, or permit any of the assets owned or used by it to become bound by, any Contract that is or would constitute a Material Contract (including any Contract relating to the manufacture or assembly of any products of the Company and any lease of any real property to be occupied by the Company); or (ii) amend or prematurely terminate, or waive any material right or remedy under, any such Contract;

(k) the Company shall not: (i) acquire, lease or license any right or other asset from any other Person for an aggregate value in excess of $25,000; (ii) sell or otherwise dispose of, or lease or license, any right or other asset to any other Person; or (iii) waive or relinquish any right, material to the conduct of the business of the Company as currently conducted;

(l) the Company shall not: (i) lend money to any Person (except that the Company may make routine travel advances to current employees of the Company in the ordinary course of business consistent with past practices); or (ii) incur or guarantee any indebtedness for borrowed money;

(m) the Company shall not: (i) except as contemplated by this Agreement, establish, adopt, amend or terminate any Company Employee Plan; (ii) pay any bonus or make any profit-sharing payment, cash incentive payment or similar payment, other than commissions paid in the ordinary course of business and consistent with past practices; (iii) increase the amount of the wages, salary, commissions, fringe benefits or other compensation (including equity-based compensation, whether payable in cash or otherwise) or remuneration payable to any of its directors, officers or employees; (iv) promote or change the title of any of its employees (retroactively or otherwise); or (v) hire or make an offer to hire any new employee;

(n) except as required by GAAP, the Company shall not change any of its methods of accounting or accounting practices in any material respect;

(o) the Company shall not make or change any Tax election, adopt or change a material accounting method in respect of Taxes, enter into a Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or closing agreement, settle or comprise a claim, notice, audit report or assessment in respect of Taxes, or consent to an extension or waiver of the statutory limitation period applicable to a claim or assessment in respect of Taxes;

37.

(p) the Company shall not commence or settle any Legal Proceeding other than: (i) for routine collection of bills; (ii) in such cases where it in good faith determines that failure to commence a suit would result in material impairment of a valuable aspect of its business, provided that it notifies Parent prior to the filing of such suit; or (iii) for breach of this Agreement;

(q) the Company shall not accelerate the collection of any accounts receivable or delay the payment of any accounts payable; and

(r) the Company shall not agree or commit to take any of the actions described in clauses “(d)” through “(q)” above.

Notwithstanding the foregoing, the Company may take any action described in: (i) clauses “(d)” through “(q)” above if: (A) Parent gives its prior written consent to the taking of such action by the Company; or (B) such action is expressly contemplated by this Agreement; and (ii) Part 4.2 of the Disclosure Schedule after consultation with Parent.

4.3 Notification; Updates to Disclosure Schedule.

(a) Notification. During the Pre-Closing Period, the Company shall promptly notify Parent in writing of: (i) the discovery by the Company of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a breach of or an inaccuracy in any representation or warranty made by the Company in this Agreement; (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a breach of or an inaccuracy in any representation or warranty made by the Company in this Agreement if: (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance; or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (iii) any breach of any covenant or obligation of the Company; and (iv) any event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions set forth in Section 6 or Section 7 impossible or unlikely.

(b) Updates. If any event, condition, fact or circumstance that is required to be disclosed pursuant to Section 4.3(a) requires any change in the Disclosure Schedule, or if any such event, condition, fact or circumstance would require such a change assuming the Disclosure Schedule were dated as of the date of the occurrence, existence or discovery of such event, condition, fact or circumstance, then the Company shall promptly deliver to Parent an update to the Disclosure Schedule specifying such change. No such update shall be deemed to supplement or amend the Disclosure Schedule for the purpose of: (i) determining the accuracy of any of the representations and warranties made by the Company in this Agreement; or (ii) determining whether any of the conditions set forth in Section 6 has been satisfied.

4.4 No Negotiation. During the Pre-Closing Period, the Company shall not, and the Company shall not authorize or permit any Representative to: (a) solicit or knowingly encourage the initiation or submission of any expression of interest, inquiry, proposal or offer from any Person (other than Parent) relating to a possible Acquisition Transaction; (b) participate in any discussions or negotiations or enter into any agreement, understanding or arrangement with, or provide any non-public information to, any Person (other than Parent or its Representatives) relating to or in connection with a possible Acquisition Transaction; or (c) entertain or accept any proposal or offer from any Person (other than Parent) relating to a possible Acquisition Transaction. The Company shall promptly (and in any event within 48 hours of receipt thereof) notify Parent in writing of any inquiry, indication of interest, proposal or offer relating to a possible Acquisition Transaction that is received by the Company during the Pre-Closing Period (including the identity of the Person making or submitting such inquiry, indication of interest, proposal or offer, and the terms thereof).

38.

4.5 Termination of Certain Employee Benefit Plans.

(a) Termination of 401(k) Plan. The Company shall take (or cause to be taken) all actions necessary or appropriate to terminate, effective no later than the day immediately preceding the Closing Date, any Plan that contains a cash or deferred arrangement intended to qualify under Section 401(k) of the Code (the “401(k) Plans”), unless Parent, in its sole and absolute discretion, agrees to sponsor and maintain such 401(k) Plans by providing the Company with written notice of such election at least three days before the Effective Time. Unless Parent provides such notice to the Company, Parent shall receive from the Company, prior to the Effective Time, evidence that the Company’s board of directors has adopted resolutions to terminate the 401(k) Plans (the form and substance of which resolutions shall be subject to review and approval of Parent), effective no later than the date immediately preceding the Closing Date. In the event that the distributions of assets from the trust of a 401(k) Plan which is terminated is reasonably anticipated to trigger liquidation charges, surrender charges, or other fees to be imposed upon the account of any participant or beneficiary of such terminated plan or upon any Company or plan sponsor, then the Company shall take such actions as are necessary to reasonably estimate the amount of such charges and/or fees and provide such estimate in writing to Parent prior to the Effective Time.

(b) Termination of Severance Plans. The Company shall take (or cause to be taken) all actions necessary or appropriate to terminate, effective no later than the day immediately preceding the Closing Date, any group severance, separation or salary continuation Company Employee Plans, programs or arrangements (the “Severance Plans”), unless Parent, in its sole and absolute discretion, agrees to sponsor and maintain such Severance Plans by providing the Company with written notice of such election at least three days before the Effective Time. Unless Parent provides such notice to the Company, Parent shall receive from the Company, prior to the Effective Time, evidence that the Company’s board of directors has adopted resolutions to terminate the Severance Plans (the form and substance of which resolutions shall be subject to review and approval of Parent), effective no later than the date immediately preceding the Closing Date.

4.6 Termination of Agreements. The Company shall use its commercially reasonable efforts to cause the agreements and benefit plan identified on Schedule 4.6 to be terminated effective as of the Effective Time.

4.7 FIRPTA Matters. At the Closing: (a) the Company shall deliver to Parent a statement (in such form as may be reasonably requested by counsel to Parent) conforming to the requirements of Section 1.897- 2(h)(1)(i) of the United States Treasury Regulations (the “FIRPTA Statement”); and (b) the Company shall deliver to the Internal Revenue Service the notification required under Section 1.897- 2(h)(2) of the United States Treasury Regulations (the “FIRPTA Notification”).

5.	CERTAIN COVENANTS OF THE PARTIES

5.1 Filings and Consents.

(a) Filings. Each party shall use commercially reasonable efforts to file, as soon as practicable after the date of this Agreement, all notices, reports and other documents required to be filed by such party with any Governmental Body with respect to the Merger and the other transactions

39.

contemplated by this Agreement, and to submit promptly any additional information requested by any such Governmental Body to the extent that the Company or Parent determine that it is reasonable and prudent to do so. The Company and Parent shall respond as promptly as practicable to any inquiries or requests received from any state attorney general, antitrust authority or other Governmental Body in connection with antitrust or related matters. Subject to the confidentiality provisions of the Confidentiality Agreement, Parent and the Company each shall promptly supply the other with any information which may be required in order to effectuate any filings (including applications) pursuant to (and to otherwise comply with its obligations set forth in) this Section 5.1(a). Except where prohibited by applicable Legal Requirements or any Governmental Body, and subject to the confidentiality provisions of the Confidentiality Agreement, the Company shall: (i) cooperate with Parent with respect to any filings made by Parent in connection with the Merger; (ii) permit Parent to review (and consider in good faith the views of Parent in connection with) any documents before submitting such documents to any Governmental Body in connection with the Merger; and (iii) promptly provide Parent with copies of all filings, notices and other documents (and a summary of any oral presentations) made or submitted by the Company with or to any Governmental Body in connection with the Merger.

(b) Efforts. Subject to Section 5.1(c), Parent and the Company shall use commercially reasonable efforts to take, or cause to be taken, all actions necessary to consummate the Merger and make effective the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing, but subject to Section 5.1(c), each party to this Agreement: (i) shall make all filings (if any) and give all notices (if any) required to be made and given by such party in connection with the Merger and the other transactions contemplated by this Agreement; and (ii) shall use commercially reasonable efforts to obtain each Consent (if any) required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such party in connection with the Merger or any of the other transactions contemplated by this Agreement.

(c) Limitations. Notwithstanding anything to the contrary contained in Section 5.1(b) or elsewhere in this Agreement, neither Parent nor Merger Sub shall have any obligation under this Agreement: (i) to divest or agree to divest (or cause any of its Subsidiaries or the Company to divest or agree to divest) any of its respective businesses, product lines or assets, or to take or agree to take (or cause any of its Subsidiaries or the Company to take or agree to take) any other action or to agree (or cause any of its Subsidiaries or the Company to agree) to any limitation or restriction on any of its respective businesses, product lines or assets; or (ii) to contest any Legal Proceeding relating to the Merger or any of the other transactions contemplated by this Agreement.

5.2 Stockholder Consent.

(a) Information Statement. As promptly as practicable (and in any event, subject to the timely receipt of the approval of Parent as contemplated within this Section 5.2(a), within five business days) after the execution of this Agreement, the Company shall, in accordance with its Charter Documents and applicable Legal Requirements, provide to its stockholders an Information Statement and other appropriate documents in connection with the obtaining of written consents of the stockholders of the Company in favor of the adoption of this Agreement and approval of the Certificate Amendment and the other transactions contemplated by this Agreement. The Information Statement shall include the unanimous recommendation of the board of directors of the Company in favor of the adoption of this Agreement and the approval of the Certificate Amendment and the other transactions contemplated by this Agreement. Notwithstanding anything to the contrary contained in this Agreement, the Information Statement and any other materials submitted to the Company’s stockholders in connection with the transactions contemplated by this Agreement shall be subject to prior review and reasonable approval by Parent.

40.

(b) Parachute Payments. As promptly as practicable after the execution of this Agreement, the Company shall submit to the stockholders of the Company (in a manner satisfactory to Parent) for approval by such number of stockholders of the Company as is required by the terms of Section 280G(b)(5)(B) of the Code a written consent in favor of a single proposal to render the parachute payment provisions of Section 280G of the Code and the Treasury Regulations thereunder (collectively, “Section 280G”) inapplicable to any and all payments and/or benefits provided pursuant to Company Employee Plans, Company Employee Agreements or other Contracts that might result, separately or in the aggregate, in the payment of any amount and/or the provision of any benefit that would not be deductible by reason of Section 280G or that would be subject to an excise tax under Section 4999 of the Code (together, the “Section 280G Payments”). Any such stockholder approval shall be obtained in a manner which satisfies all applicable requirements of Section 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder, including Q-7 of Section 1.280G-1 of such Treasury Regulations. The Company agrees that: (i) in the absence of such stockholder approval, no Section 280G Payments shall be made; and (ii) prior to the distribution to the Company’s stockholders of the written consent described above, the Company shall deliver to Parent waivers duly executed by each Person who might receive any Section 280G Payment. The form and substance of all stockholder approval documents contemplated by this Section 5.2(b), including the waivers, shall be subject to the review and approval of Parent.

5.3 Public Announcements. From and after the date of this Agreement, except as expressly contemplated by this Agreement, the Company shall not (and the Company shall ensure that none of its Representatives) issue any press release or make any public statement regarding (or otherwise disclose to any Person the existence or terms of) this Agreement or the Merger or any of the other transactions or documents contemplated by this Agreement, without Parent’s prior written consent. During the Pre-Closing Period, except as expressly contemplated by this Agreement, Parent will use its best efforts to consult with the Company prior to issuing any press release or making any public statement regarding this Agreement or the Merger, or regarding any of the other transactions contemplated by this Agreement.

5.4 Commercially Reasonable Efforts. Prior to the Closing: (a) the Company shall use all commercially reasonable efforts to cause the conditions set forth in Section 6 to be satisfied on a timely basis; and (b) Parent and Merger Sub shall use all commercially reasonable efforts to cause the conditions set forth in Section 7 to be satisfied on a timely basis.

5.5 Employee Benefits.

(a) Parent shall, to the extent permitted under Parent’s employee benefit plans and programs, use commercially reasonable efforts to: (a) credit the employees of the Company who become employees of Parent as of the Closing (“Continuing Employees”) for their past service with the Company for purposes of eligibility and vesting under Parent’s 401(k), medical, vision and dental plans (except to the extent such service credit will result in benefit accruals or the duplication of benefits); and (b) grant the Continuing Employees service credit for purposes of Parent’s vacation leave policy.

(b) Parent shall ensure that any payments required to be made pursuant to the Maple Incentive Bonus Plan are made on a timely basis in accordance with the terms of the plan document.

5.6 Communications with Employees. Prior to the Closing Date, the Company shall not (and the Company shall ensure that none of its Representatives) communicate with Company Employees regarding post-Closing employment matters with Parent or any Subsidiary or affiliate of Parent, including post-Closing employee benefit plans and compensation, without the prior written approval of Parent.

41.

5.7 Amendment to Certificate of Incorporation. The Company shall: (a) use commercially reasonable efforts to cause to be adopted the Certificate Amendment; and (b) file the Certificate Amendment with the Secretary of State of the State of Delaware promptly after being requested to do so by Parent and cause the Certificate Amendment to take effect upon filing.

6.	CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB

The obligations of Parent and Merger Sub to cause the Merger to be effected and otherwise cause the transactions contemplated by this Agreement to be consummated are subject to the satisfaction (or waiver by Parent), at or prior to the Closing, of each of the following conditions:

6.1 Accuracy of Representations.

(a) Accuracy at Signing. Each of the representations and warranties made by the Company in this Agreement shall have been accurate in all material respects as of the date of this Agreement, other than representations and warranties that are qualified by their terms by a reference to a “Material Adverse Effect” or other materiality qualifications, or any similar qualifications, contained or incorporated directly or indirectly in such representations and warranties, which representations and warranties as so qualified shall be true and correct in all respects; provided, however, that for purposes of determining the accuracy of such representations and warranties any update of or modification to the Disclosure Schedule made or purported to have been made on or after the date of this Agreement shall be disregarded.

(b) Accuracy at Closing. Each of the representations and warranties made by the Company in this Agreement shall be accurate in all material respects as of the Closing Date as if made on and as of the Closing Date, other than representations and warranties which by their terms are made as of a specific date, which shall have been accurate in all material respects as of such date and representations and warranties that are qualified by their terms by a reference to a “Material Adverse Effect” or other materiality qualifications, or any similar qualifications, contained or incorporated directly or indirectly in such representations and warranties, which representations and warranties as so qualified shall be true and correct in all respects; provided, however, that for purposes of determining the accuracy of such representations and warranties any update of or modification to the Disclosure Schedule made or purported to have been made on or after the date of this Agreement shall be disregarded.

6.2 Performance of Covenants. Each of the covenants and obligations that the Company is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

6.3 Governmental and Other Consents.

(a) Governmental Consents. All filings with and other Consents of any Governmental Body required to be made or obtained in connection with the Merger and the other transactions contemplated by this Agreement shall have been made or obtained and shall be in full force and effect and any waiting period under any applicable antitrust or competition law, regulation or other Legal Requirement shall have expired or been terminated.

(b) Other Consents. All material Consents of third parties (other than Governmental Bodies) required to be obtained in connection with the Merger and the other transactions contemplated by this Agreement shall have been obtained and shall be in full force and effect.

42.

6.4 No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect, and no event shall have occurred or circumstance shall exist that, in combination with any other events or circumstances, would reasonably be expected to have or result in a Material Adverse Effect, in each case that has not been cured.

6.5 Stockholder Approval. The Certificate Amendment shall have been duly approved by the Required Amendment Stockholder Votes. The adoption of this Agreement shall have been duly approved by the Required Merger Stockholder Votes. The number of shares of Company Capital Stock that constitute (or that are or may be eligible to become) Dissenting Shares shall not be more than 5% of the Company Capital Stock outstanding immediately prior to the Closing.

6.6 Certificate Amendment. The Company shall have provided Parent with evidence satisfactory to Parent that the Company has filed the Certificate Amendment with the Secretary of State of the State of Delaware and that such Certificate Amendment is in full force and effect.

6.7 Agreements and Documents. Parent shall have received the following agreements and documents, each of which shall be in full force and effect:

(a) the Escrow Agreement, duly executed by the Stockholders’ Agent;

(b) Non-competition and Non-Solicitation Agreements, in the form previously delivered to Parent by each Person identified on Schedule 6.7(b), duly executed by each Person identified on Schedule 6.7(b);

(c) agreements, in form and substance reasonably satisfactory to Parent, terminating the agreements and benefit plan identified on Schedule 4.6;

(d) a certificate duly executed on behalf of the Company by the chief executive officer and chief financial officer of the Company and containing the representation and warranty of the Company that: (i) the conditions set forth in Sections 6.1, 6.2, 6.4, 6.5, 6.8, 6.10, 6.13 and 6.14, have been duly satisfied; and (ii) the Unaudited Interim Financial Statements (as defined below): (A) present fairly the financial position of the Company as of the respective dates thereof and the results of operations and cash flows of the Company for the periods covered thereby; and (B) have been prepared in accordance with GAAP applied on a basis consistent with the financial statements of the Company as of, and for the period ended, December 31, 2007, except that the financial statements referred to in this clause “(d)” are subject to year-end audit adjustments (which adjustments will not be material) (the “Company Closing Certificate”);

(e) a certificate (the “Merger Consideration Certificate”), duly executed on behalf of the Company by the chief financial officer of the Company, containing the following information and the representation and warranty of the Company that all of such information is true and accurate as of the Closing:

(i) the aggregate amount of Company Transaction Expenses: (A) paid prior to the Closing; and (B) payable after the Closing (with respect to services performed or actions taken prior to the Closing);

(ii) the aggregate amount of unrestricted cash, accounts receivable (including accounts receivable recorded in connection with customer invoices generated upon shipment of product pursuant to valid enforceable Contracts with customers) and inventory and each category of

43.

liabilities (including current and long term liabilities) of the Company as the Closing (it being understood that: (A) with respect to accounts receivable, an allowance for doubtful accounts determined in accordance with GAAP applied on a basis consistent with past practices shall also be included; and (B) with respect to inventory, obsolete inventory (determined in accordance with GAAP applied on a basis consistent with past practices) shall not be included);

(iii) the name and address of record of each Person who is a stockholder of the Company immediately prior to the Effective Time and who is entitled to receive Merger Consideration pursuant to this Agreement;

(iv) the number of shares of Company Capital Stock of each class and series held by each such stockholder immediately prior to the Effective Time;

(v) the consideration that each stockholder is entitled to receive pursuant to Section 1.5;

(vi) the cash amount to be contributed to the Escrow Fund with respect to the shares of Company Capital Stock held by each such stockholder pursuant to Section 1.5(c); and

(vii) the cash amount to be contributed to the Stockholders’ Agent Escrow Fund with respect to the shares of Company Capital Stock held by each such stockholder pursuant to Section 1.5(c);

(f) documentation, reasonably satisfactory to Parent, in support of the calculation of the amounts set forth in the Merger Consideration Certificate;

(g) documentation, reasonably satisfactory to Parent, evidencing the assignment by Massimiliano Poletto to the Company of the domain name “MAZUNETWORKS.COM”;

(h) written resignations of all officers and directors of the Company, effective as of the Effective Time;

(i) the unaudited balance sheet of the Company as of September 30, 2008, and the related unaudited statement of income, statements of stockholders’ equity and statements of cash flows for the nine months ended September 30, 2008, together with the notes thereto, all prepared in accordance with GAAP applied on a basis consistent with the financial statements of the Company as of, and for the period ended, December 31, 2007, except that the financial statements referred to in this clause “(i)” are subject to year-end audit adjustments (which adjustments will not be material) (the “Unaudited Interim Financial Statements”);

(j) the Certificate of Merger, duly executed by the Company;

(k) written acknowledgments pursuant to which the Company’s outside legal counsel and any financial advisor, accountant or other Person who performed services for or on behalf of the Company, or who is otherwise entitled to any compensation from the Company, in connection with this Agreement, any of the transactions contemplated by this Agreement or otherwise, acknowledges: (i) the total amount of fees, costs and expenses of any nature that is payable or has been paid to such Person in connection with this Agreement and any of the transactions contemplated by this Agreement or otherwise; and (ii) that it has been paid in full and is not (and will not be) owed any other amount by the Company with respect to this Agreement, the transactions contemplated by this Agreement or otherwise;

44.

(l) a legal opinion executed by Gunderson Dettmer in the form previously agreed to by Parent and the Company; and

(m) the FIRPTA Statement executed by the Company.

6.8 FIRPTA Compliance. The Company shall have filed with the Internal Revenue Service the FIRPTA Notification.

6.9 No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the Merger that makes consummation of the Merger illegal.

6.10 No Legal Proceedings. No Governmental Body and no other Person shall have commenced or threatened to commence any Legal Proceeding: (a) challenging the Merger or any of the other transactions contemplated by this Agreement or seeking the recovery of damages in connection with the Merger or any of the other transactions contemplated by this Agreement; (b) seeking to prohibit or limit the exercise by Parent of any material right pertaining to its ownership of stock of Merger Sub or the Company; (c) that may have the effect of preventing, delaying, making illegal or otherwise interfering with the Merger or any of the other transactions contemplated by this Agreement; or (d) seeking to compel the Company, Parent or any affiliate of Parent to dispose of or hold separate any material assets as a result of the Merger or any of the other transactions contemplated by this Agreement.

6.11 No Options/Warrants. The Company shall have provided Parent with evidence reasonably satisfactory to Parent as to the exercise or termination of all options, warrants or other rights to purchase shares of Company Capital Stock.

6.12 Termination of Employee Plans. The Company shall have provided Parent with evidence reasonably satisfactory to Parent as to the termination of the benefit plans referred to in Section 4.5.

6.13 Employees. None of the individuals identified on Schedule 6.13 shall have ceased to be employed by the Company, or shall have expressed an intention to terminate his or her employment with the Company or to decline to accept employment with Parent.

6.14 Section 280G Stockholder Approval. Any agreements, contracts or arrangements that may result, separately or in the aggregate, in a Section 280G Payment shall have been approved by such number of stockholders of the Company as is required by the terms of Section 280G in order for such payments and benefits not to be deemed parachute payments under Section 280G of the Code, with such approval to be obtained in a manner which satisfies all applicable requirements of Section 280G(b)(5)(B) of the Code and all applicable regulations (whether proposed or final) relating to Section 280G of the Code, or, in the absence of such stockholder approval, each Person who would otherwise have been entitled to any such payments or benefits shall have duly executed and delivered to Parent the waiver referred to in Section 5.2(b).

6.15 Release of Lighthouse Liens. The Company shall have provided Parent with either: (a) evidence reasonably satisfactory to Parent of the release by Lighthouse Capital Partners V, L.P (and any affiliate thereof) of all Encumbrances on any of the assets of the Company; or (b) signed documentation (including appropriate UCC-3 termination statements) reasonably satisfactory to Parent pursuant to which Lighthouse Capital Partners V, L.P (and any affiliate thereof) will release all Encumbrances on any of the assets of the Company promptly after receipt of payment of the outstanding amounts due under its loan agreement with the Company.

45.

7.	CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY

The obligations of the Company to effect the Merger and otherwise consummate the transactions contemplated by this Agreement are subject to the satisfaction (or waiver by the Company), at or prior to the Closing, of the following conditions:

7.1 Accuracy of Representations.

(a) Accuracy at Signing. Each of the representations and warranties made by Parent and Merger Sub in this Agreement shall have been accurate in all material respects as of the date of this Agreement, other than representations and warranties that are qualified by their terms by a reference to a “Material Adverse Effect” or other materiality qualifications, or any similar qualifications, contained or incorporated directly or indirectly in such representations and warranties, which representations and warranties as so qualified shall be true and correct in all respects.

(b) Accuracy at Closing. Each of the representations and warranties made by Parent and Merger Sub in this Agreement shall be accurate in all material respects as of the Closing Date as if made on and as of the Closing Date, other than representations and warranties which by their terms are made as of a specific date, which shall have been accurate in all material respects as of such date and representations and warranties that are qualified by their terms by a reference to a “Material Adverse Effect” or other materiality qualifications, or any similar qualifications, contained or incorporated directly or indirectly in such representations and warranties, which representations and warranties as so qualified shall be true and correct in all respects.

7.2 Performance of Covenants. Each of the covenants and obligations that Parent and Merger Sub is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

7.3 Stockholder Approval. This Agreement shall have been duly adopted by the Required Merger Stockholder Votes.

7.4 Documents. The Company shall have received the following documents: (a) the Escrow Agreement, duly executed by Parent; and (b) a certificate duly executed on behalf of Parent by an officer of Parent and containing the representation and warranty of Parent that the conditions set forth in Section 7.1 and 7.2 have been satisfied.

7.5 No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the Merger that makes consummation of the Merger illegal.

8.	TERMINATION

8.1 Termination Events. This Agreement may be terminated prior to the Closing (whether before or after the adoption of this Agreement by the Company’s stockholders):

(a) by the mutual written consent of Parent and the Company;

46.

(b) by Parent if the Closing has not taken place on or before 5:00 p.m. (Pacific time) on May 20, 2009 (other than as a result of any failure on the part of Parent to comply with or perform any covenant or obligation of Parent or Merger Sub set forth in this Agreement or in any other agreement or instrument delivered to the Company in connection with the transactions contemplated by this Agreement);

(c) by the Company if the Closing has not taken place on or before 5:00 p.m. (Pacific time) on May 20, 2009 (other than as a result of any failure on the part of the Company or any of the stockholders of the Company to comply with or perform any covenant or obligation set forth in this Agreement or in any other agreement or instrument delivered to Parent in connection with the transactions contemplated by this Agreement);

(d) by either Parent or the Company if: (i) a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; or (ii) there shall be any Legal Requirement enacted, promulgated, issued or deemed applicable to the Merger by any Governmental Body that would make consummation of the Merger illegal;

(e) by Parent if: (i) any of the representations and warranties of the Company contained in this Agreement shall be inaccurate as of the date of this Agreement, or shall have become inaccurate as of a date subsequent to the date of this Agreement, such that the condition set forth in Section 6.1 would not be satisfied; or (ii) any of the covenants of the Company contained in this Agreement shall have been breached such that the condition set forth in Section 6.2 would not be satisfied; provided, however, that if an inaccuracy in any of the representations and warranties of the Company as of a date subsequent to the date of this Agreement or a breach of a covenant by the Company is curable by the Company through the use of reasonable efforts within 30 days after Parent notifies the Company in writing of the existence of such inaccuracy or breach (the “Company Cure Period”), then Parent may not terminate this Agreement under this Section 8.1(e) as a result of such inaccuracy or breach prior to the expiration of the Company Cure Period, provided the Company, during the Company Cure Period, continues to exercise reasonable efforts to cure such inaccuracy or breach (it being understood that Parent may not terminate this Agreement pursuant to this Section 8.1(e) with respect to such inaccuracy or breach if such inaccuracy or breach is cured prior to the expiration of the Company Cure Period);

(f) by the Company if: (i) any of Parent’s representations and warranties contained in this Agreement shall be inaccurate as of the date of this Agreement, or shall have become inaccurate as of a date subsequent to the date of this Agreement, such that the condition set forth in Section 7.1 would not be satisfied; or (ii) if any of Parent’s covenants contained in this Agreement shall have been breached such that the condition set forth in Section 7.2 would not be satisfied; provided, however, that if an inaccuracy in any of Parent’s representations and warranties as of a date subsequent to the date of this Agreement or a breach of a covenant by Parent is curable by Parent through the use of reasonable efforts within 30 days after the Company notifies Parent in writing of the existence of such inaccuracy or breach (the “Parent Cure Period”), then the Company may not terminate this Agreement under this Section 8.1(f) as a result of such inaccuracy or breach prior to the expiration of the Parent Cure Period, provided Parent, during the Parent Cure Period, continues to exercise reasonable efforts to cure such inaccuracy or breach (it being understood that the Company may not terminate this Agreement pursuant to this Section 8.1(f) with respect to such inaccuracy or breach if such inaccuracy or breach is cured prior to the expiration of the Parent Cure Period); or

47.

(g) by Parent if the Required Merger Stockholder Votes or the Required Amendment Stockholder Votes are not obtained within one day after the date of this Agreement.

8.2 Termination Procedures. If Parent wishes to terminate this Agreement pursuant to Section 8.1, Parent shall deliver to the Company a written notice stating that Parent is terminating this Agreement and setting forth a brief description of the basis on which Parent is terminating this Agreement. If the Company wishes to terminate this Agreement pursuant to Section 8.1, the Company shall deliver to Parent a written notice stating that the Company is terminating this Agreement and setting forth a brief description of the basis on which the Company is terminating this Agreement.

8.3 Effect of Termination. If this Agreement is terminated pursuant to Section 8.1, all further obligations of the parties under this Agreement shall terminate; provided, however, that: (a) none of the Company or Parent shall be relieved of any obligation or liability arising from any prior breach by such party of any provision of this Agreement; (b) the parties shall, in all events, remain bound by and continue to be subject to the provisions set forth in Section 10; and (c) the parties shall, in all events, remain bound by and continue to be subject to Section 5.3 and the Confidentiality Agreement.

9.	INDEMNIFICATION, ETC.

9.1 Survival of Representations, Etc.

(a) General Survival. Subject to Section 9.1(b) and Section 9.1(d), the representations and warranties made by the Company in this Agreement and the representations and warranties set forth in the Company Closing Certificate and the Merger Consideration Certificate, in each case other than the Specified Representations, shall survive the Effective Time and shall expire on the first anniversary of the Closing Date (the “Termination Date”); provided, however, that if, at any time prior to the Termination Date, any Indemnitee (acting in good faith) delivers to the Stockholders’ Agent a written notice alleging the existence of an inaccuracy in or a breach of any of such representations and warranties and asserting a claim for recovery under Section 9.2 based on such alleged inaccuracy or breach, then the claim asserted in such notice shall survive the Termination Date until such time as such claim is fully and finally resolved.

(b) Specified Representations. Notwithstanding anything to the contrary contained in Section 9.1(a), but subject to Section 9.1(d), the Specified Representations (other than the representations and warranties set forth in Section 2.14, which shall survive until 30 days after the expiration of the statute of limitations applicable thereto (including any extensions thereof)) shall survive the Effective Time until the earlier of: (i) 30 days after the expiration of the statute of limitations applicable thereto (including any extensions thereof); or (ii) the third anniversary of the Closing Date; provided, however, that if, at any time prior to the applicable expiration date referred to in this sentence, any Indemnitee (acting in good faith) delivers to the Stockholders’ Agent a written notice alleging the existence an inaccuracy in or a breach of any of such Specified Representations and asserting a claim for recovery under Section 9.2 based on such alleged inaccuracy or breach, then the claim asserted in such notice shall survive the Termination Date until such time as such claim is fully and finally resolved.

(c) Parent Representations. All representations and warranties made by Parent and Merger Sub shall terminate and expire as of the Effective Time, and any liability of Parent or Merger Sub with respect to such representations and warranties shall thereupon cease.

48.

(d) Intentional Misrepresentation; Fraud. Notwithstanding anything to the contrary contained in Section 9.1(a) or Section 9.1(b), the limitations set forth in Section 9.1(a) and 9.1(b) shall not apply in the case of claims based upon intentional misrepresentation or fraud. For the purposes of this Section 9, the term “fraud” is intended to encompass circumstances involving a misrepresentation made knowingly, intentionally or with reckless indifference to the truth, rather than mere negligence or gross negligence.

(e) Representations Not Limited. The representations, warranties, covenants and obligations of the Company, Parent and Merger Sub, and the rights and remedies that may be exercised by the Indemnitees, shall not be limited or otherwise affected by or as a result of any information furnished to, or any investigation made by or knowledge of, any of the Indemnitees or any of their Representatives. Notwithstanding anything contained in this Agreement, no party hereto makes any representations or warranties whatsoever as to the accuracy of any estimates, projections, forecasts and budgets (it being understood, however, that: (i) the Company represents and warrants to Parent that all such estimates, projections, forecasts and budgets have been prepared in good faith based upon assumptions and information that the Company reasonably believed to be true and correct as of the time such estimates, projections, forecasts or budgets were made available to Parent; and (b) no provision in this sentence or elsewhere in this Agreement shall limit any party’s rights or remedies in the case of fraud).

(f) Disclosure Schedule. For purposes of this Agreement, each statement or other item of information set forth in the Disclosure Schedule or in any update to the Disclosure Schedule shall be deemed to be a representation and warranty made by the Company in this Agreement.

9.2 Indemnification.

(a) Indemnification by the Stockholders. From and after the Effective Time (but subject to Section 9.1), each Effective Time Holder (collectively, the “Indemnitors”), severally and not jointly, shall hold harmless and indemnify each of the Indemnitees from and against, and shall compensate and reimburse each of the Indemnitees for, any Damages which are directly or indirectly suffered or incurred by any of the Indemnitees or to which any of the Indemnitees may otherwise directly or indirectly become subject (regardless of whether or not such Damages relate to any third party claim) and which arise directly or indirectly from or as a result of, or are directly or indirectly connected with:

(i) any inaccuracy in or breach of any representation or warranty made by the Company in this Agreement as of the date of this Agreement (without giving effect to: (i) any materiality or similar qualification limiting the scope of such representation or warranty; or (ii) any update of or modification to the Disclosure Schedule made or purported to have been made on or after the date of this Agreement);

(ii) any inaccuracy in or breach of any representation or warranty made by the Company: (i) in this Agreement as if such representation or warranty was made on and as of the Closing; or (ii) in the Company Closing Certificate (in each case, without giving effect to: (A) any materiality or similar qualification limiting the scope of such representation or warranty; or (B) any update of or modification to the Disclosure Schedule made or purported to have been made on or after the date of this Agreement);

(iii) any inaccuracy in or breach of any representation or warranty set forth in the Merger Consideration Certificate;

(iv) any breach of any covenant or obligation of the Company in this Agreement;

49.

(v) the exercise by any stockholder of the Company of such stockholder’s appraisal rights under the DGCL for any amount in excess of what is payable by Parent in accordance with Section 1.5 hereof; or

(vi) any Legal Proceeding relating to any breach or alleged breach or any other matter of the type referred to in clause “(i),” “(ii),” “(iii),” “(iv)“ or “(v)” above (including any Legal Proceeding commenced by any Indemnitee for the purpose of enforcing any of its rights under this Section 9).

(b) Damage to Parent. The parties acknowledge and agree that, if the Surviving Corporation suffers, incurs or otherwise becomes subject to any Damages as a result of or in connection with any inaccuracy in or breach of any representation, warranty, covenant or obligation, then (without limiting any of the rights of the Surviving Corporation as an Indemnitee) Parent shall also be deemed, by virtue of its ownership of the stock of the Surviving Corporation, to have incurred Damages as a result of and in connection with such inaccuracy or breach; provided, however, that any recovery by either party of such Damages shall preclude recovery of such Damages by the other party.

(c) Tax Matters. All indemnity payments made under this Agreement shall be treated as purchase price adjustments for federal and state income tax purposes.

9.3 Limitations.

(a) Basket. Subject to Section 9.3(b), the Indemnitors shall not be required to make any indemnification payment pursuant to Section 9.2(a)(i) or Section 9.2(a)(ii) for any inaccuracy in or breach of any representation or warranty in this Agreement until such time as the total amount of all Damages (including the Damages arising from such inaccuracy or breach and all other Damages arising from any other inaccuracies or breaches of any representations or warranties) that have been directly or indirectly suffered or incurred by any one or more of the Indemnitees, or to which any one or more of the Indemnitees has or have otherwise directly or indirectly become subject, exceeds $75,000 in the aggregate. If the total amount of such Damages exceeds $75,000 in the aggregate, then the Indemnitees shall be entitled to be indemnified against and compensated and reimbursed for the entire amount of such Damages, and not merely the portion of such Damages exceeding $75,000.

(b) Applicability of Basket. The limitations set forth in Section 9.3(a) shall not apply: (i) in the case of intentional misrepresentation or fraud; (ii) to inaccuracies in or breaches of any of the Specified Representations; (iii) to the matters referred to in Sections 9.2(a)(iii), 9.2(a)(iv) and 9.2(a)(v); or (v) to the matters referred to in Section 9.2(a)(vi) (to the extent related to any of the matters referred to in clauses “(i)” through “(iii)” of this sentence).

(c) Recourse to Escrow. Subject to Section 9.3(d), recourse by the Indemnitees to the Escrow Amount shall be the Indemnitees’ sole and exclusive remedy for monetary Damages resulting from the matters referred to in Section 9.2.

(d) Applicability of Liability Cap. The limitations set forth in Section 9.3(c) shall not apply: (i) in the case of intentional misrepresentation or fraud; (ii) to inaccuracies in or breaches of any of the Specified Representations; (iii) to the matters referred to in Sections 9.2(a)(iii), 9.2(a)(iv) and 9.2(a)(v); or (iv) to the matters referred to in Section 9.2(a)(vi) (to the extent related to any of the matters referred to in clauses “(i)” through “(iii)” of this sentence). Except in the case of intentional misrepresentation or fraud, the total amount of indemnification payments that each Indemnitor can be required to make to the Indemnitees pursuant to Section 9.2 shall be limited to the Merger Consideration received by such Indemnitor.

50.

9.4 No Contribution. Each Indemnitor waives, and acknowledges and agrees that he shall not have and shall not exercise or assert (or attempt to exercise or assert), any right of contribution, right of indemnity or other right or remedy against Merger Sub or the Company in connection with any indemnification obligation or any other liability to which he may become subject under or in connection with this Agreement or any other agreement or document delivered to Parent in connection with this Agreement.

9.5 Defense of Third Party Claims. In the event of the assertion or commencement by any Person of any claim or Legal Proceeding (whether against Merger Sub, the Company, Parent or any other Person) with respect to which any Indemnitor may become obligated to hold harmless, indemnify, compensate or reimburse any Indemnitee pursuant to Section 9, Parent shall have the right, at its election, to proceed with the defense of such claim or Legal Proceeding on its own with counsel reasonably satisfactory to the Stockholders’ Agent. If Parent so proceeds with the defense of any such claim or Legal Proceeding:

(a) subject to the other provisions of Section 9, all reasonable and documented out-of-pocket expenses relating to the defense of such claim or Legal Proceeding shall be borne and paid exclusively by the Indemnitors;

(b) each Indemnitor shall make available to Parent any documents and materials in his possession or control that may be necessary to the defense of such claim or Legal Proceeding; and

(c) Parent shall have the right to settle, adjust or compromise such claim or Legal Proceeding; provided, however, that if Parent settles, adjusts or compromises any such claim or Legal Proceeding without the consent of the Stockholders’ Agent, such settlement, adjustment or compromise shall not be conclusive evidence of the amount of Damages incurred by the Indemnitee in connection with such claim or Legal Proceeding (it being understood that if Parent requests that the Stockholders’ Agent consent to a settlement, adjustment or compromise, the Stockholders’ Agent shall not unreasonably withhold or delay such consent).

Parent shall give the Stockholders’ Agent prompt written notice of the commencement of any such Legal Proceeding against Parent, Merger Sub or the Company; provided, however, that any failure on the part of Parent to so notify the Stockholders’ Agent shall not limit any of the obligations of the Indemnitors under Section 9 (except to the extent such failure materially prejudices the defense of such Legal Proceeding). If Parent does not elect to proceed with the defense of any such claim or Legal Proceeding, the Stockholders’ Agent may proceed with the defense of such claim or Legal Proceeding with counsel reasonably satisfactory to Parent; provided, however, that the Stockholders’ Agent may not settle, adjust or compromise any such claim or Legal Proceeding without the prior written consent of Parent (which consent may not be unreasonably withheld or delayed).

9.6 Setoff. Subject to the other provisions of this Section 9, in addition to any rights of setoff or other similar rights that Parent or any of the other Indemnitees may have at common law or otherwise, Parent shall have the right to withhold and deduct any sum that may be owed to any Indemnitee under this Section 9 from any amount otherwise payable by any Indemnitee to any Indemnitor in respect of shares of such Indemnitor’s Company Capital Stock (it being understood that: (a) if there are any Available Escrow Funds (as defined below), Parent shall seek recovery of any indemnification claim against such Available Escrow Funds prior to seeking recovery pursuant to the setoff rights described in this Section 9.6; and (b) “Available Escrow Funds” shall mean any portion of the Escrow Fund that remains in the Escrow Fund and is not subject to pending claims).

51.

10.	MISCELLANEOUS PROVISIONS

10.1 Stockholders’ Agent.

(a) Appointment. By virtue of the adoption of this Agreement, the Indemnitors irrevocably nominate, constitute and appoint Donald A. Sullivan as the agent and true and lawful attorney in fact of the stockholders (the “Stockholders’ Agent”), with full power of substitution, to act in the name, place and stead of the Indemnitors for purposes of executing any documents and taking any actions that the Stockholders’ Agent may, in his sole discretion, determine to be necessary, desirable or appropriate in connection with any claim for indemnification, compensation or reimbursement under Section 9 or under the Escrow Agreement. Donald A. Sullivan hereby accepts his appointment as Stockholders’ Agent.

(b) Authority. The Indemnitors grant to the Stockholders’ Agent full authority to execute, deliver, acknowledge, certify and file on behalf of such Indemnitors (in the name of any or all of the Indemnitors or otherwise) any and all documents that the Stockholders’ Agent may, in his sole discretion, determine to be necessary, desirable or appropriate, in such forms and containing such provisions as the Stockholders’ Agent may, in his sole discretion, determine to be appropriate, in performing his duties as contemplated by Section 10.1(a). Notwithstanding anything to the contrary contained in this Agreement or in any other agreement executed in connection with the transactions contemplated hereby: (i) each Indemnitee shall be entitled to deal exclusively with the Stockholders’ Agent on all matters relating to any claim for indemnification, compensation or reimbursement under Section 9 or under the Escrow Agreement; and (ii) each Indemnitee shall be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document executed or purported to be executed on behalf of any Indemnitor by the Stockholders’ Agent, and on any other action taken or purported to be taken on behalf of any stockholder by the Stockholders’ Agent, as fully binding upon such stockholder.

(c) Power of Attorney. The Indemnitors recognize and intend that the power of attorney granted in Section 10.1(a): (i) is coupled with an interest and is irrevocable; (ii) may be delegated by the Stockholders’ Agent; and (iii) shall survive the death or incapacity of each of the Indemnitors.

(d) Replacement. If the Stockholders’ Agent shall die, resign, become disabled or otherwise be unable to fulfill his responsibilities hereunder, the Indemnitors shall (by consent of those Persons entitled to at least a majority of the Merger Consideration), within 30 days after such death, disability or inability, appoint a successor to the Stockholders’ Agent (who shall be reasonably satisfactory to Parent) and immediately thereafter notify Parent of the identity of such successor. Any such successor shall succeed the Stockholders’ Agent as Stockholders’ Agent hereunder. If for any reason there is no Stockholders’ Agent at any time, all references herein to the Stockholders’ Agent shall be deemed to refer to the Indemnitors.

(e) Stockholder’s Agent Escrow Fund. The Company and the Stockholders’ Agent will, at least two days prior to the Closing Date, direct by joint written notice(s) to the Paying Agent that on the Closing Date a portion of the Merger Consideration otherwise payable to the Effective Time Holders, in an amount equal to the Stockholders’ Agent Escrow Amount, shall be withheld and paid directly by the Paying Agent to an account maintained by the Escrow Agent pursuant to the terms of an escrow agreement in a form to be agreed to by the Company and the Stockholders’ Agent (the

52.

“Stockholders’ Agent Escrow Agreement”) as designated in such notice, as a fund for the fees and expenses of the Stockholders’ Agent incurred in connection with this Agreement (the “Stockholders’ Agent Escrow Fund”), with any balance of the Stockholders’ Agent Escrow Fund not used for such purposes to be returned to the Effective Time Holders in accordance with the Stockholders’ Agent Escrow Agreement. The Effective Time Holders, by approval of this Agreement, agree that all interest or other income earned from the investment of the Stockholders’ Agent Escrow Fund in any Tax year shall be reported as allocated to the Effective Time Holders in proportion to their interests in the Stockholders’ Agent Escrow Fund.

(f) Exculpation. The Stockholders’ Agent shall not be liable to any Effective Time Holder for any act done or omitted hereunder as Stockholders’ Agent while acting in good faith and in the exercise of reasonable judgment, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Effective Time Holders shall jointly and severally indemnify the Stockholders’ Agent and hold him harmless against any loss, liability or expense incurred without gross negligence or bad faith on the part of the Stockholders’ Agent and arising out of or in connection with the acceptance or administration of his duties hereunder. Nothing in this paragraph shall limit Parent’s rights against the Stockholders’ Agent.

10.2 Further Assurances. Each party hereto shall execute and cause to be delivered to each other party hereto such instruments and other documents, and shall take such other actions, as such other party may reasonably request (prior to, at or after the Closing) for the purpose of carrying out or evidencing any of the transactions contemplated by this Agreement.

10.3 Fees and Expenses. Subject to Sections 1.5 and 9, the Escrow Agreement and Exhibit B, each party to this Agreement shall bear and pay all fees, costs and expenses that have been incurred or that are incurred in the future by such party in connection with the transactions contemplated by this Agreement, including all fees, costs and expenses incurred by such party in connection with or by virtue of: (a) the negotiation, preparation and review of this Agreement (including the Disclosure Schedule) and all agreements, certificates, opinions and other instruments and documents delivered or to be delivered in connection with the transactions contemplated by this Agreement; (b) the preparation and submission of any filing or notice required to be made or given in connection with any of the transactions contemplated by this Agreement, and the obtaining of any Consent required to be obtained in connection with any of such transactions; and (c) the consummation of the Merger.

10.4 Attorneys’ Fees. If any Legal Proceeding relating to this Agreement or the enforcement of any provision of this Agreement is brought against any party hereto, the prevailing party shall be entitled to recover reasonable attorneys’ fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled).

10.5 Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received: (a) if delivered by hand, when delivered; (b) if sent via facsimile with confirmation of receipt, when transmitted and receipt is confirmed; (c) if sent by electronic mail, telegram, cablegram or other electronic transmission, upon delivery; (d) if sent by registered, certified or first class mail, the third business day after being sent; and (e) if sent by overnight delivery via a national courier service, one business day after being sent, in each case to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other parties hereto):

If to Parent or Merger Sub:

Riverbed Technology, Inc.

199 Fremont St.

San Francisco, CA 94105

Attention: Brett Nissenberg

Facsimile: (415) 520-0208

Email: brett.nissenberg@riverbed.com

53.

If to the Company:

Mazu Networks, Inc.

125 CambridgePark Drive, 4th Floor

Cambridge, MA 02140

Attention: Paul Brady, Chief Executive Officer

Facsimile: (617) 354-9272

Email: paul.brady@mazunetworks.com

with a copy (which shall not constitute notice) to:

Gunderson Dettmer

610 Lincoln Street

Waltham, MA 02451

Attention: Marc F. Dupré

Facsimile: (781) 890-8800

Email: mdupre@gunder.com

If to the Stockholders’ Agent:

Donald A. Sullivan

c/o Greylock Partners

880 Winter Street, Suite 300

Waltham, MA 02451

Facsimile: (781) 622-2300

Email: dsullivan@greylock.com

10.6 Headings. The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

10.7 Counterparts and Exchanges by Electronic Transmission or Facsimile. This Agreement may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.

54.

10.8 Governing Law; Dispute Resolution.

(a) Governing Law. This Agreement shall be construed in accordance with, and governed in all respects by, the internal laws of the State of Delaware (without giving effect to principles of conflicts of laws).

(b) Venue. Except as otherwise provided in the Escrow Agreement or in Section 10.8(c), any Legal Proceeding relating to this Agreement or the enforcement of any provision of this Agreement (including a Legal Proceeding based upon intentional misrepresentation or fraud) may be brought or otherwise commenced in any state or federal court located in the State of Delaware. Each party to this Agreement: (i) expressly and irrevocably consents and submits to the jurisdiction of each state and federal court located in the State of Delaware (and each appellate court located in the State of Delaware) in connection with any such Legal Proceeding; (ii) agrees that each state and federal court located in the State of Delaware shall be deemed to be a convenient forum; and (iii) agrees not to assert (by way of motion, as a defense or otherwise), in any such Legal Proceeding commenced in any state or federal court located in the State of Delaware, any claim that such party is not subject personally to the jurisdiction of such court, that such Legal Proceeding has been brought in an inconvenient forum, that the venue of such proceeding is improper or that this Agreement or the subject matter of this Agreement may not be enforced in or by such court.

(c) Indemnification Claims. Any claim for indemnification, compensation or reimbursement pursuant to Section 9 (and, at the option of any Indemnitee, any other claim for a monetary remedy, such as in the case of a claim based upon intentional misrepresentation or fraud, relating to this Agreement or the Merger after the Closing) shall be brought and resolved exclusively in accordance with Exhibit B being understood that, for the avoidance of doubt and without limiting any portion of Section 10.8(b): (i) at the option of any Indemnitee, any claim based upon intentional misrepresentation or fraud may be brought and resolved in accordance with Section 10.8(b) rather than in accordance with Exhibit B; and (ii) nothing in this Section 10.8(c) shall prevent Parent from seeking preliminary injunctive relief from a court of competent jurisdiction).

10.9 Successors and Assigns. This Agreement shall be binding upon: (a) the Company and its successors and assigns (if any); (b) Parent and its successors and assigns (if any); and (c) Merger Sub and its successors and assigns (if any). This Agreement shall inure to the benefit of: (i) the Company; (ii) Parent; (iii) Merger Sub; (iv) the other Indemnitees; and (v) the respective successors and assigns (if any) of the foregoing. After the Closing Date, Parent may freely assign any or all of its rights under this Agreement (including its indemnification rights under Section 9), in whole or in part, to any other Person without obtaining the consent or approval of any other party hereto or of any other Person.

10.10 Remedies Cumulative; Specific Performance. The rights and remedies of the parties hereto shall be cumulative (and not alternative). The parties to this Agreement agree that, in the event of any breach or threatened breach by any party to this Agreement of any covenant, obligation or other provision set forth in this Agreement, for the benefit of any other party to this Agreement: (a) such other party shall be entitled (in addition to any other remedy that may be available to it) to: (i) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision; and (ii) an injunction restraining such breach or threatened breach; and (b) such other party shall not be required to provide any bond or other security in connection with any such decree, order or injunction or in connection with any related action or Legal Proceeding.

55.

10.11 Waiver. No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Person shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Person; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

10.12 Waiver of Jury Trial. Each of the parties hereto hereby irrevocably waives any and all right to trial by jury in any Legal Proceeding arising out of or related to this Agreement or the transactions contemplated hereby.

10.13 Amendments. This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered: (a) prior to the Closing Date, on behalf of all parties hereto; and (b) after the Closing Date, on behalf of Parent and the Stockholders’ Agent (acting exclusively for and on behalf of all of the Effective Time Holders).

10.14 Severability. In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall not be impaired or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by law.

10.15 Parties in Interest. Except for the provisions of Section 9, none of the provisions of this Agreement is intended to provide any rights or remedies to any Person other than the parties hereto and their respective successors and assigns (if any).

10.16 Entire Agreement. This Agreement and the other agreements referred to herein set forth the entire understanding of the parties hereto relating to the subject matter hereof and thereof and supersede all prior agreements and understandings among or between any of the parties relating to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded by this Agreement and shall remain in effect in accordance with its terms until the earlier of: (a) the Effective Time; or (b) the date on which such Confidentiality Agreement is terminated in accordance with its terms.

10.17 Disclosure Schedule. The Disclosure Schedule shall be arranged in separate parts corresponding to the numbered and lettered sections contained herein permitting such disclosure, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify only the particular representation or warranty set forth in the corresponding numbered or lettered section herein permitting such disclosure, provided, however, that any information disclosed in the Disclosure Schedule shall be deemed disclosed and incorporated into any other section of the Disclosure Schedule to the extent that it is readily apparent from a plain reading of the disclosure the such disclosure is applicable to such other sections.

56.

10.18 Construction.

(a) Gender; Etc. For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

(b) Ambiguities. The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) Including. As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) References. Except as otherwise indicated, all references in this Agreement to “Sections,” “Schedules” and “Exhibits” are intended to refer to Sections of this Agreement and Schedules and Exhibits to this Agreement.

[Remainder of page intentionally left blank]

57.

The parties hereto have caused this Agreement to be executed and delivered as of the date first written above.

RIVERBED TECHNOLOGY, INC.,
a Delaware corporation

By:	/s/ Jerry M. Kennelly
Jerry M. Kennelly
Chief Executive Officer

MAPLE ACQUISITION SUB, INC.,
a Delaware corporation

By:	/s/ Jerry M. Kennelly
Jerry M. Kennelly
Chief Executive Officer

MAZU NETWORKS, INC.,
a Delaware corporation

By:	/s/ Paul Brady
Paul Brady
Chief Executive Officer

STOCKHOLDERS’ AGENT:

/s/ Donald A. Sullivan
Donald A. Sullivan

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

Acquisition Transaction. “Acquisition Transaction” shall mean any transaction or series of transactions involving:

(e) the sale, license or disposition of all or a material portion of the Company’s business or assets;

(f) the issuance, disposition or acquisition of: (i) any capital stock or other equity security of the Company (other than Company Capital Stock issued upon exercise of Company Options or Company Warrants outstanding as of the date of the Agreement); (ii) any option, call, warrant or right (whether or not immediately exercisable) to acquire any capital stock, unit or other equity security of the Company (other than stock options granted to employees of the Company in routine transactions in accordance with Section 4.2 of the Agreement); or (iii) any security, instrument or obligation that is or may become convertible into or exchangeable for any capital stock, unit or other equity security of the Company; or

(g) any merger, consolidation, business combination, reorganization or similar transaction involving any the Company.

Agreement. “Agreement” shall mean the Agreement of Merger to which this Exhibit A is attached (including the Disclosure Schedule), as it may be amended from time to time.

Certificate Amendment. “Certificate Amendment” shall mean the amendment to the Company’s Certificate of Incorporation in the form of Exhibit C to the Agreement.

Code. “Code” shall mean the Internal Revenue Code of 1986, as amended.

Company Capital Stock. “Company Capital Stock” shall mean the shares of Company Common Stock and Company Preferred Stock.

Company Common Stock. “Company Common Stock” shall mean the shares of common stock of the Company, par value $0.0001 per share.

Company Contract. “Company Contract” shall mean any Contract: (a) to which the Company is a party; (b) by which the Company or any of its assets is or may become bound or under which the Company has, or may become subject to, any obligation; or (c) under which the Company has or may acquire any right or interest.

Company Employee. “Company Employee” shall mean any current or former employee, independent contractor or director of the Company.

Company Employee Agreement. “Company Employee Agreement” shall mean each management, employment, severance, consulting, relocation, repatriation or expatriation agreement or other Contract between the Company and any Company Employee, other than any such management, employment, severance, consulting, relocation, repatriation or expatriation agreement or other Contract with a Company Employee which is terminable “at will” without any obligation on the part of the Company to make any payments or provide any benefits in connection with such termination.

Company Employee Plan. “Company Employee Plan” shall mean any plan, program, policy, practice, Contract or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, stock or stock-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether written, unwritten or otherwise, funded or unfunded, that is or has been maintained, contributed to, or required to be contributed to, by the Company for the benefit of any Company Employee, or with respect to which the Company has or may have any liability or obligation, excluding any Company Employee Agreement.

Company IP. “Company IP” shall mean all Intellectual Property and Intellectual Property Rights in which the Company has (or purports to have) an ownership interest or an exclusive license or similar exclusive right.

Company IP Contract. “Company IP Contract” shall mean any Contract to which the Company is or was a party or by which the Company is or was bound, that contains any assignment or license of, or any covenant not to assert or enforce, any Intellectual Property Right or that otherwise relates to any Company IP or any Intellectual Property developed by, with or for the Company.

Company Option. “Company Option” shall mean each option to purchase shares of Company Capital Stock (or exercisable for cash) outstanding under the Company Option Plan or otherwise.

Company Option Plan. “Company Option Plan” shall mean the Company’s 2000 Stock Option Plan.

Company Preferred Stock. “Company Preferred Stock” shall mean the shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock, each having a par value of $0.0001 per share.

Company Privacy Policy. “Company Privacy Policy” shall mean each external or internal, past or present privacy policy of the Company, including any policy relating to: (a) the privacy of users of any Company Website; (b) the collection, storage, disclosure, and transfer of any User Data or Personal Data; and (c) any employee Personal Data.

Company Transaction Expenses. “Company Transaction Expenses” shall mean all fees, costs, expenses, payments, expenditures or Liabilities of the Company (including those described in Section 10.3 of the Agreement), whether incurred prior to the date of the Agreement, during the Pre-Closing Period or at the Effective Time, and whether or not invoiced prior to the Effective Time, that relate to the Agreement, any of the transactions contemplated by the Agreement, including any fees, costs or expenses payable to the Company’s outside legal counsel or to any financial advisor, accountant or other Person who performed services for or on behalf of the Company, or who is otherwise entitled to any compensation from the Company, in connection with the Agreement, any of the transactions contemplated by the Agreement and the process resulting in such transactions.

Company Warrant. “Company Warrant” shall mean each warrant to purchase shares of Company Capital Stock (or exercisable for cash).

Company Website. “Company Website” shall mean the website operated by the Company at http://www.mazunetworks.com.

Confidentiality Agreement. “Confidentiality Agreement” shall mean that certain Mutual Nondisclosure Agreement dated September 11, 2007 between Parent and the Company.

Consent. “Consent” shall mean any approval, clearance, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

Contaminant. “Contaminant” includes any material, substance, chemical, gas, liquid, waste, effluent, pollutant or contaminant which, whether on its own or admixed with another, is identified or defined in or regulated by or pursuant to any Environmental Laws or which upon release into the Environment presents a danger to the Environment or to the health or safety or welfare of any Person.

Contract. “Contract” shall mean any written, oral or other agreement, contract, subcontract, lease, understanding, arrangement, instrument, note, warranty, insurance policy, benefit plan or legally binding commitment or undertaking of any nature.

Damages. “Damages” shall include any loss, damage, injury, decline in value, lost opportunity, Liability, claim, demand, settlement, judgment, award, fine, penalty, Tax, fee (including reasonable and documented attorneys’ fees), charge, cost (including reasonable costs of investigation) or expense of any nature.

Disclosure Schedule. “Disclosure Schedule” shall mean the schedule (dated as of the date of the Agreement) delivered to Parent on behalf of the Company and prepared in accordance with Section 10.17 of the Agreement.

Effective Time Holders. “Effective Time Holders” shall mean the Non-Dissenting Stockholders.

Encumbrance. “Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim or restriction of any nature.

Entity. “Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

Environment. “Environment” includes: (a) any and all buildings, structures, fixtures, fittings, appurtenances, pipes, conduits, valves, tanks, vessels and containers whether above or below ground level; and (b) ambient air, land surface, sub-surface strata, soil, surface water, ground water, river sediment, marshes, wet lands, flora and fauna.

Environmental Law. “Environmental Law” shall mean: (a) the common law; and (b) all Legal Requirements, by-laws, orders, instruments, directives, decisions, injunctions and judgments of any government, local government, international, supranational, executive, administrative, judicial or regulatory authority or agency and all approved codes of practice (whether voluntary or compulsory) relating to the protection of the Environment or of human health or safety or welfare or to the manufacture, formulation, processing, treatment, storage, containment, labeling, handling, transportation, distribution, recycling, reuse, release, disposal, removal, remediation, abatement or clean-up of any Contaminant and any amendment thereto and any and all regulations, orders and notices made or served thereunder or pursuant thereto).

Environmental Licenses. “Environmental License” means any Consent or Governmental Approval required by or pursuant to any applicable Environmental Laws.

Environmental Release. “Environmental Release” means the spilling, leaking, pumping, pouring, emitting, releasing, emptying, discharging, injecting, escaping, leaching, dumping, leaving, discarding or disposing of any Contaminant into or upon the Environment.

Escrow Agent. “Escrow Agent” shall mean U.S. Bank, N.A.

Escrow Agreement. “Escrow Agreement” shall mean the escrow agreement to be entered into among Parent, the Stockholders’ Agent and the Escrow Agent on the Closing Date, substantially in the form previously agreed to by Parent and the Company.

Escrow Fund. “Escrow Fund” shall mean the escrow fund established pursuant to the Escrow Agreement.

GAAP. “GAAP” shall mean generally accepted accounting principles in the United States set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, that are applicable to the circumstances of the date of determination, consistently applied.

Governmental Authorization. “Governmental Authorization” shall mean any: (a) permit, license, certificate, franchise, permission, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.

Governmental Body. “Governmental Body” shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or Entity and any court or other tribunal).

Indemnitees. “Indemnitees” shall mean the following Persons: (a) Parent; (b) Parent’s current and future affiliates (including Merger Sub and, following the Merger, the Surviving Corporation); (c) the respective Representatives of the Persons referred to in clauses “(a)” and “(b)” above; and (d) the respective successors and assigns of the Persons referred to in clauses “(a)”, “(b)” and “(c)” above; provided, however, that the Effective Time Holders shall not be deemed to be “Indemnitees.”

Information Statement. “Information Statement” shall mean a statement prepared by the Company and relating to the vote by the stockholders of the Company on the adoption of the Agreement and the approval of the Certificate Amendment and the other transactions contemplated by the Agreement.

Intellectual Property. “Intellectual Property” shall mean sales methodologies and processes, training protocols and similar methods and processes, algorithms, APIs, apparatus, circuit designs and assemblies, gate arrays, net lists, test vectors, databases, data collections, diagrams, formulae, inventions (whether or not patentable), know-how, logos, marks (including brand names, product names, logos, and slogans), methods, network configurations and architectures, processes, proprietary information, protocols, schematics, specifications, software, software code (in any form, including source code and executable or object code), subroutines, techniques, user interfaces, URLs, web sites, works of authorship and other forms of technology (whether or not embodied in any tangible form and including all available tangible embodiments of the foregoing, such as instruction manuals, laboratory notebooks, prototypes, samples, studies and summaries).

Intellectual Property Rights. “Intellectual Property Rights” shall mean all rights of the following types, which may exist or be created under the laws of any jurisdiction in the world: (a) rights associated with works of authorship, including exclusive exploitation rights, copyrights and moral rights; (b) trademark and trade name rights and similar rights; (c) trade secret rights; (d) patent and industrial property rights; (e) other proprietary rights in Intellectual Property; and (f) rights in or relating to registrations, renewals, extensions, combinations, divisions, and reissues of, and applications for, any of the rights referred to in clauses “(a)” through “(e)” above.

Knowledge. An individual shall be deemed to have “Knowledge” of a particular fact or other matter if: (a) such individual is actually aware of such fact or other matter; or (b) a prudent individual, after reasonable investigation, should have known such fact or other matter. The Company shall be deemed to have “Knowledge” of a particular fact or other matter if any executive officer or director of the Company or any other Person identified on Annex I to this Exhibit A has Knowledge of such fact or other matter.

Legal Proceeding. “Legal Proceeding” shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, audit or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

Legal Requirement. “Legal Requirement” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.

Liability. “Liability” shall mean any debt, obligation, duty or liability of any nature (including any unknown, undisclosed, unmatured, unaccrued, unasserted, contingent, indirect, conditional, implied, vicarious, derivative, joint, several or secondary liability), regardless of whether such debt, obligation, duty or liability would be required to be disclosed on a balance sheet prepared in accordance with GAAP and regardless of whether such debt, obligation, duty or liability is immediately due and payable.

Made Available. Any statement in the Agreement to the effect that any information, document or other material has been “Made Available” shall mean that: (a) such information, document or material was made available by the Company for review by Parent or Parent’s Representatives for a reasonable period of time prior to the execution of the Agreement in the virtual data room maintained by the Company with RR Donnelley in connection with the transactions contemplated by the Agreement (it being understood that a document that was only made available for review in the virtual data room in the two days prior to the execution of the Agreement shall only be deemed to have been made available for a reasonable period of time if the Company shall have promptly notified Parent or its outside legal counsel that such document was uploaded into the virtual data room); and (b) Parent and Parent’s Representatives had access to such information, document or material throughout such period of time.

Maple Incentive Bonus Plan. “Maple Incentive Bonus Plan” shall mean an incentive bonus plan to be prepared by Parent during the Pre-Closing Period and having the terms described on Schedule 5.5(b).

Material Adverse Effect. “Material Adverse Effect” shall mean any change, event, effect, claim, circumstance or matter (each, an “Effect”) that (considered together with all other Effects) is, or would reasonably be expected to be or to become, materially adverse to: (a) the business, condition, assets

(taken as a whole), capitalization, operations, results of operations, financial performance or prospects of the Company; (b) Parent’s right to own, or to receive dividends or other distributions with respect to, the stock of the Surviving Corporation; or (c) the ability of the Company to perform any of its or his material covenants or obligations under this Agreement; provided however, that: (i) an Effect that has been cured in all respects shall not constitute a Material Adverse Effect; and (ii) in no event shall any Effects resulting from any changes in laws (to the extent that such changes do not have a disproportionate impact on the Company) be deemed to constitute a Material Adverse Effect.

Merger Consideration. “Merger Consideration” shall mean the cash consideration that a holder of shares of Company Capital Stock who does not perfect his, her or its appraisal rights under the DGCL is entitled to receive in exchange for such shares of Company Capital Stock pursuant to Section 1.5.

Non-Dissenting Stockholder. “Non-Dissenting Stockholder” shall mean each stockholder of the Company that does not perfect such stockholder’s appraisal rights under the DGCL and is otherwise entitled to receive consideration pursuant to Section 1.5.

Open Source Code. “Open Source Code” shall mean any software code that is distributed as “free software” or “open source software” or is otherwise distributed publicly in source code form under terms that permit modification and redistribution of such software. Open Source Code includes software code that is licensed under the GNU General Public License, GNU Lesser General Public License, Mozilla License, Common Public License, Apache License, BSD License, Artistic License, or Sun Community Source License.

Parent Common Stock. “Parent Common Stock” shall mean the common stock, par value $0.0001 per share, of Parent.

Person. “Person” shall mean any individual, Entity or Governmental Body.

Personal Data. “Personal Data” shall mean a natural person’s name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number, or customer or account number, or any other piece of information that allows the identification of a natural person.

Properties. “Properties” means the leasehold properties held or occupied by the Company.

Registered IP. “Registered IP” shall mean all Intellectual Property Rights that are registered, filed or issued under the authority of, with or by any Governmental Body, including all patents, registered copyrights, registered trademarks and all applications for any of the foregoing.

Related Party. “Related Party” shall mean: (a) each individual who is, or who has at any time since inception been, an officer or director of the Company; (b) each member of the immediate family of each of the individuals referred to in clauses “(a),” above; and (c) any trust or other Entity (other than the Company) in which any one of the Persons referred to in clauses “(a)” and “(b)” above holds (or in which more than one of such Persons collectively hold), beneficially or otherwise, a material voting, proprietary or equity interest.

Representatives. “Representatives” shall mean officers, directors, employees, agents, attorneys, accountants, advisors and representatives.

Series A Preferred Stock. “Series A Preferred Stock” shall mean the shares of Series A Convertible Preferred Stock and Series A-1 Convertible Preferred Stock of the Company.

Series B Preferred Stock. “Series B Preferred Stock” shall mean the shares of Series B Convertible Preferred Stock and Series B-1 Convertible Preferred Stock of the Company.

Series C Preferred Stock. “Series C Preferred Stock” shall mean the shares of Series C Convertible Preferred Stock and Series C-1 Convertible Preferred Stock of the Company.

Series D Preferred Stock. “Series D Preferred Stock” shall mean the shares of Series D Convertible Preferred Stock of the Company.

Specified Representations. “Specified Representations” shall mean: (a) the representations and warranties set forth in Sections 2.3, 2.10, 2.12 and 2.14 of the Agreement; and (b) the representations and warranties set forth in the Company Closing Certificate, to the extent such representations and warranties relate to any of the matters addressed in any of the representations and warranties specified in clause “(a)” of this sentence.

Subsidiary. An entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns or purports to own, beneficially or of record: (a) an amount of voting securities of or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body; or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.

Tax. “Tax” includes all forms of taxation and statutory, governmental, supra-governmental, state, principal, local government or municipal impositions, duties, contributions, charges and levies, whenever imposed, and all penalties, charges, surcharges, costs, expenses and interest relating thereto and without limitation all employment taxes and any deductions or withholdings of any sort.

Tax Return. “Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

User Data. “User Data” shall mean any Personal Data or other data or information collected by or on behalf of the Company from users of any Company Website.

ANNEX I TO EXHIBIT A

PERSONS WHOSE KNOWLEDGE IS IMPUTED TO THE COMPANY

Michael Bartlett

Andrew Ratin

Dee Lin

Max Poletto

Eddie Kohler

EXHIBIT B

DISPUTE RESOLUTION PROCEDURES

Subject to the provisions of Sections 9.3 and 10.8(c) of the Agreement: (i) until the earlier of the termination of the Escrow Agreement or the time at which the aggregate amount of the claims made by the Indemnitees pursuant to Section 9 of the Agreement exceed the Escrow Amount (such time being referred to as the “Direct Claim Time”), any claim for indemnification, compensation or reimbursement pursuant to Section 9 of the Agreement (and, at the option of any Indemnitee, any other claim for a monetary remedy, such as in the case of a claim based upon intentional misrepresentation or fraud, relating to the Agreement or the Merger after the Closing) shall be brought and resolved exclusively in accordance with the procedures set forth in the Escrow Agreement; and (ii) from and after the Direct Claim Time, any claim for indemnification, compensation or reimbursement pursuant to Section 9 of the Agreement (and, at the option of any Indemnitee, any other claim for a monetary remedy, such as in the case of a claim based upon intentional misrepresentation or fraud, relating to the Agreement or the Merger after the Closing) shall be brought and resolved exclusively as follows:

(a) If any Indemnitee has or claims in good faith to have incurred or suffered Damages for which it is or may be entitled to indemnification, compensation or reimbursement under Section 9 of the Agreement or for which it is or may otherwise be entitled to a monetary remedy relating to the Agreement or the Merger, such Indemnitee may deliver a claim notice (a “Claim Notice”) to the Stockholders’ Agent. Each Claim Notice shall: (i) state that the Indemnitee believes in good faith that the Indemnitee is entitled to indemnification, compensation or reimbursement under Section 9 of the Agreement or is or may otherwise be entitled to a monetary remedy relating to the Agreement or the Merger; (ii) contain a brief description of the facts and circumstances supporting the Indemnitee’s claim; and (iii) if practicable, contain a non-binding, preliminary, good faith estimate of the amount to which the Indemnitee claims to be entitled (the aggregate amount of such estimate, as it may be modified by the Indemnitee in good faith from time to time, being referred to as the “Claimed Amount”).

(b) During the 20-business day period commencing upon receipt by the Stockholders’ Agent of a Claim Notice from an Indemnitee (the “Dispute Period”), the Stockholders’ Agent may deliver to the Indemnitee a written response (the “Response Notice”) in which the Stockholders’ Agent: (i) agrees that the full Claimed Amount is owed to the Indemnitee; (ii) agrees that part, but not all, of the Claimed Amount is owed to the Indemnitee; or (iii) indicates that no part of the Claimed Amount is owed to the Indemnitee. If the Response Notice is delivered in accordance with clause “(ii)” or “(iii)” of the preceding sentence, the Response Notice shall also contain a brief description of the facts and circumstances supporting the Stockholders’ Agent’s claim that only a portion or no part of the Claimed Amount is owed to the Indemnitee, as the case may be (any part of the Claimed Amount that is not agreed to be owed to the Indemnitee pursuant to the Indemnitee’s Claim Notice being referred to as the “Contested Amount”). If a Response Notice is not received by the Indemnitee from the Stockholders’ Agent prior to the expiration of the Dispute Period, then the Stockholders’ Agent shall be conclusively deemed to have agreed that an amount equal to the full Claimed Amount is owed to the Indemnitee.

(c) If the Stockholders’ Agent in its Response Notice agrees that the full Claimed Amount is owed to the Indemnitee, or if no Response Notice is received by the Indemnitee from the Stockholders’ Agent prior to the expiration of the Dispute Period, the Indemnitors shall, within 10 business days following the earlier of the delivery of such Response Notice or the expiration of the Dispute Period, pay (and the Stockholders’ Agent shall use commercially reasonable efforts to cause the Indemnitors to pay) the Claimed Amount to the Indemnitee.

(d) If the Stockholders’ Agent in the Response Notice agrees that part, but not all, of the Claimed Amount is owed to the Indemnitee (the “Agreed Amount”), the Indemnitors shall, within 10 business days following the delivery of such Response Notice, pay (and the Stockholders’ Agent shall use commercially reasonable efforts to cause the Indemnitors to pay) the Agreed Amount to the Indemnitee.

(e) If any Response Notice expressly indicates that there is a Contested Amount, the Stockholders’ Agent and the Indemnitee shall attempt in good faith to resolve the dispute related to the Contested Amount. If the Stockholders’ Agent and the Indemnitee resolve such dispute, such resolution shall be binding on the Stockholders’ Agent, the Indemnitors and such Indemnitee and a settlement agreement stipulating the amount owed to such Indemnitee (the “Stipulated Amount”) shall be signed by such Indemnitee and the Stockholders’ Agent. The Indemnitors shall, within 10 business days following the execution of such settlement agreement, or such shorter period of time as may be set forth in the settlement agreement, pay (and the Stockholders’ Agent shall use commercially reasonable efforts to cause the Indemnitors to pay) the Stipulated Amount to the Indemnitee.

(f) In the event that there is a dispute relating to any Claim Notice or Contested Amount (whether it is a matter between the Indemnitee, on the one hand, and the Stockholders’ Agent, on the other hand, or it is a matter that is subject to a claim or Legal Proceeding asserted or commenced by a third party brought against the Indemnitee or the Company in a litigation or arbitration), such dispute (an “Arbitrable Dispute”) shall be settled by binding arbitration. Notwithstanding the preceding sentence, nothing in this Exhibit B shall prevent the Indemnitee from seeking preliminary injunctive relief from a court of competent jurisdiction pending settlement of any Arbitrable Dispute.

(i) Except as herein specifically stated, any Arbitrable Dispute shall be resolved by arbitration in San Francisco, California in accordance with JAMS’ Comprehensive Arbitration Rules and Procedures (the “JAMS Rules”) then in effect. However, in all events, the provisions contained herein shall govern over any conflicting rules which may now or hereafter be contained in the JAMS Rules. Any judgment upon the award rendered by the arbitrator shall be entered in any court having jurisdiction over the subject matter thereof. The arbitrator shall have the authority to grant any equitable and legal remedies that would be available if any judicial proceeding was instituted to resolve an Arbitrable Dispute. The final decision of the arbitrator, as entered by a court of competent jurisdiction, will be furnished by the arbitrator to the Stockholders’ Agent and the Indemnitee in writing and will constitute a final, conclusive and non-appealable determination of the issue in question, binding upon the Stockholders’ Agent, the Indemnitors and the Indemnitee, and an order with respect thereto may be entered in any court of competent jurisdiction.

(ii) Any such arbitration will be conducted before a single arbitrator who will be compensated for his or her services at a rate to be determined by the Indemnitee and the Stockholders’ Agent or by JAMS, but based upon reasonable hourly or daily consulting rates for the arbitrator in the event the parties are not able to agree upon his or her rate of compensation.

(iii) The arbitrator shall be mutually agreed upon by the Indemnitee and the Stockholders’ Agent. In the event the Indemnitee and the Stockholders’ Agent are unable to agree within 20 business days following submission of the dispute to JAMS by one of the parties, JAMS will have the authority to select an arbitrator from a list of arbitrators who satisfy the criteria set forth in clause “(iv)” hereof.

(iv) No arbitrator shall have any past or present family, business or other relationship with the Indemnitee, the Company, the Stockholders’ Agent, any of the Indemnitors or any “affiliate” (as such term is defined in Rule 12b-2 of the Securities Act of 1933, as amended (the “Securities Act”)), director or officer thereof, unless following full disclosure of all such relationships, the Indemnitee and the Stockholders’ Agent agree in writing to waive such requirement with respect to an individual in connection with any dispute.

(v) The arbitrator shall be instructed to hold up to five eight hour, one day hearings regarding the disputed matter within 60 days of his designation and to render a written award, including a written opinion, no later than 10 business days after the conclusion of such hearing, in each case unless otherwise mutually agreed in writing by the Indemnitee and the Stockholders’ Agent.

(vi) The Indemnitee and the Stockholders’ Agent (on behalf of the Indemnitors) will each pay 50% of the initial compensation to be paid to the arbitrator in any such arbitration and 50% of the costs of transcripts and other normal and regular expenses of the arbitration proceedings; provided, however, that: (A) the prevailing party in any arbitration will be entitled to an award of attorneys’ fees and costs; and (B) all costs of arbitration, other than those provided for above, will be paid by the losing party, and the arbitrator will be authorized to determine the identity of the prevailing party and the losing party.

(vii) The arbitrator chosen in accordance with these provisions will not have the power to alter, amend or otherwise affect the terms of these arbitration provisions or any other provisions contained in this Exhibit B or the Agreement.

(viii) Except as specifically otherwise provided in this Exhibit B or the Agreement, arbitration will be the sole and exclusive remedy of the parties for any Arbitrable Dispute or any other dispute arising out of or relating to this Exhibit B or the Agreement.

(g) Upon resolution of the arbitration described in clause “(f)” of this Exhibit B, the Indemnitors shall, within 10 business days following the entry of the arbitrator’s decision by a court of competent jurisdiction, or such shorter period of time as may be set forth in the arbitrator’s decision, pay (and the Stockholders’ Agent shall use commercially reasonable efforts to cause the Indemnitors to pay) the amount of the award specified in the arbitrator’s decision, if any, to the Indemnitee.

EXHIBIT C

FORM OF CERTIFICATE AMENDMENT

CERTIFICATE OF AMENDMENT OF

RESTATED CERTIFICATE OF INCORPORATION OF

MAZU NETWORKS, INC.

MAZU NETWORKS, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY:

FIRST: The name of the Corporation is Mazu Networks, Inc.

SECOND: The date on which the Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of the State of Delaware is May 23, 2000, under the name of Mazu Networks, Inc.

THIRD: The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions amending its Restated Certificate of Incorporation as follows (the “Amendment”):

The following sentence shall be added to the end of paragraph “c” of Section D.2 of Article IV:

“Notwithstanding anything to the contrary contained in this Section D.2, neither the merger (the “Riverbed Merger”) of the Corporation with Maple Acquisition Sub, Inc., a wholly-owned subsidiary of Riverbed Technology, Inc., pursuant to the terms of that certain Agreement of Merger, dated as of January 20, 2009, by and among Riverbed Technology, Inc., Maple Acquisition Sub, Inc., the Corporation, and the Stockholders’ Agent as defined therein (the “Merger Agreement”), nor any of the other transactions contemplated by the Merger Agreement, shall be deemed to be a liquidation, dissolution or winding up of the Corporation.”

The following paragraph shall be added as paragraph “d” to Section D.2 of Article IV:

“Notwithstanding the other provisions of this Article IV, Section D.2 or any other provision of this Restated Certificate of Incorporation, upon the closing of the Riverbed Merger, the holders of shares of Common Stock, Series A Preferred Stock, Series A-1 Preferred Stock, Series B Preferred Stock, Series B-1 Preferred Stock, Series C Preferred Stock and Series D Preferred Stock shall not be entitled to receive or be required to take any amounts or consideration on account of such shares in connection with the Merger as provided in Section D.2.a, D.2.b or D.2.c, but shall only be entitled to receive or be required to take such amounts as set forth in Section 1.5 of the Merger Agreement.”

The following sentence shall be added to the end of paragraph “k” of Section D.4 of Article IV:

“Notwithstanding any other provision in this Restated Certificate of Incorporation, the Corporation shall not be required to send any notice to the holders of Preferred Stock pursuant to this Section D.4.k (or pursuant to any other provision in this Restated Certificate of Incorporation) in connection with the Riverbed Merger or any of the other transactions contemplated by the Merger Agreement, including any vote of any of the stockholders to approve the Riverbed Merger or any such transactions.”

FOURTH: Thereafter pursuant to a resolution of the Board of Directors, the Amendment was submitted to the stockholders of the Corporation for their approval, and was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, Mazu Networks, Inc. has caused this Certificate of Amendment to be signed by its duly authorized and elected Chief Executive Officer this              day of         , 2009.

MAZU NETWORKS, INC.

By:
Paul Brady Chief Executive Officer

i.

(CONTINUED)

ii.

(CONTINUED)

iii.

(CONTINUED)

iv.

LIST OF EXHIBITS AND SCHEDULES

EXHIBITS

Exhibit A	Certain Definitions

Annex 1	Persons Whose Knowledge Is Imputed to the Company

Exhibit B	Dispute Resolution Procedures

Exhibit C	Form of Certificate Amendment

SCHEDULES

Schedule 1.7(a)(ii)	Specified Company Products

Schedule 1.7(a)(iv)	Percentage Interest of Eligible Stockholders

Schedule 1.7(b)	Contingent Consideration

Schedule 4.6	Agreements/Employee Benefit Plan to be Terminated

Schedule 5.5(b)	Summary of Key Terms of Maple Incentive Bonus Plan

Schedule 6.7(b)	Persons to Execute Non-Competition and Non-Solicitation Agreements

Schedule 6.13	Key Employees